Exhibit 2.1

EXECUTION COPY

MEMBERSHIP INTERESTS PURCHASE AGREEMENT

by and among

SABA SOFTWARE, INC.,

a Delaware corporation;

HAL ACQUISITION SUB INC.,

a Delaware corporation;

MARTIN SACKS,

an individual;

and

HUMANCONCEPTS, LLC,

a California limited liability company.

DATED AS OF MARCH 19, 2012

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TABLE OF CONTENTS

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TABLE OF CONTENTS

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MEMBERSHIP INTERESTS PURCHASE AGREEMENT

THIS MEMBERSHIP INTERESTS PURCHASE AGREEMENT (this “Agreement”) is entered into as of March 19, 2012, by and among Saba Software, Inc., a Delaware corporation (“Parent”), HAL Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), HumanConcepts, LLC, a California limited liability company (the “Company”), and Martin Sacks, an individual (“Seller”). Certain capitalized terms in this Agreement are defined in Exhibit A.

RECITALS

A. Seller owns 100% of the Interests.

B. Seller has determined that it is in his best interests and Purchaser has determined that it is in the best interests of the stockholders of Purchaser for Purchaser to acquire the Company by purchasing the Interests from Seller (the “Acquisition”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth in this Agreement, and intending to be legally bound hereby and thereby, the parties hereto agree as follows:

1.	AGREEMENT TO SELL AND PURCHASE THE INTERESTS

1.1	Sale and Purchase of Interests; Purchase Price.

(a) At the Closing, Seller shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller, the Interests on the terms and subject to the conditions set forth in this Agreement.

(b) In consideration for the Interests, Purchaser shall pay Seller up to an aggregate consideration payable in cash of Twenty-Three Million Five Hundred Thousand Dollars ($23,500,000) subject to adjustment pursuant to the net working capital adjustment set forth in Section 3.2(b) hereof (the “Total Consideration”).

(c) The preliminary determination of the Total Consideration in accordance with Section 3.2(b) as of the Closing (the “Preliminary Purchase Price Amount”) shall be payable to Seller at the Closing after reduction for the amount of the liability Holdback Amount as set forth in Section 3.1 hereof which liability Holdback Amount shall be retained by Purchaser in accordance with the terms of this Agreement. Following the Closing, the Total Consideration shall also be subject to adjustment pursuant to the net working capital adjustment set forth in Section 3.2(h) hereof.

(d) Subject to the terms and conditions hereof, the Preliminary Purchase Price Amount payable to Seller for his Interests shall be paid at Closing after reduction for the liability Holdback Amount set forth in Section 3.1 hereof (which shall not be paid at the Closing and shall be retained by Purchaser in accordance with the terms of this Agreement), without interest thereon, in accordance with the terms hereof.

1.2	Purchase Price Allocation

The Purchaser and Seller agree to allocate the Total Consideration and the Company’s liabilities (to the extent properly taken into account for Tax purposes) among the Company’s assets (excluding the Excluded Business) and the rights under the Restrictive Covenants in accordance with Section 1060 of the Code and the applicable Treasury Regulations. Prior to the date of this Agreement, the Purchaser and Seller have agreed on the principles, assumptions and understandings to be used in preparing the proposed allocation report, which principles, assumptions and understandings are set forth on Schedule 1.2 hereto. A proposed allocation report shall be completed by Purchaser in good faith and delivered to Seller by Purchaser no later than one hundred twenty (120) days following the Closing. Purchaser shall consider any good faith adjustments proposed by Seller to such proposed allocation report during a period of thirty (30) days from the delivery of Purchaser’s proposed allocation report. Purchaser and Seller shall endeavor in good faith to reach final agreement on the allocation report. Any disputed items in Purchaser’s proposed allocation report with respect to which Seller and Purchaser are unable to agree after good faith negotiation for a period of thirty (30) days from when Seller proposes an adjustment in accordance with this Section 1.2 shall be referred for timely resolution by the Impartial Accounting Firm in accordance with the procedures set forth in Section 3.2. The determination of the Impartial Accounting Firm with respect to the disputed items shall be conclusive and binding on Seller and Purchaser. If a Tax Return reflecting the transactions contemplated by this Agreement is required by Applicable Law to be filed or a payment made before the Impartial Accounting Firm has resolved the disputed items (taking into account valid extensions of time within which to file, which shall be sought to the extent necessary to permit the resolution of disputed items), the Tax Return shall be filed or payment made as determined by the filing party, and shall be amended if necessary to reflect the determination of the Impartial Accounting Firm with respect to the disputed items. The proposed allocation report as agreed between Seller and Purchaser or as finally determined by the Impartial Accounting Firm shall be the “Final Allocation Report.” Purchaser and Seller agree to adjust the Final Allocation Report as appropriate to reflect any payment of Holdback Amounts to Seller. After the Closing, the parties to this Agreement shall make consistent use of the Final Allocation Report for all Tax purposes and in any and all filings, Tax Returns, declarations and reports under Section 1060 of the Code. In any Proceeding related to the determination of any Tax, neither Purchaser nor Seller shall contend or represent that such allocation is an incorrect allocation.

2.	CLOSING AND CLOSING DELIVERABLES

2.1	Closing.

The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California 94105 at 10:00 a.m., local time, on the date hereof or at such other date, time and place as the parties shall otherwise agree in writing (the date of such Closing, the “Closing Date”). The exchange of deliverables at the Closing shall be conducted by facsimile and/or email to the extent practicable.

2.2	Closing Documents.

(a) Purchaser Closing Documents. At or prior to the Closing, Purchaser has delivered to the Company and Seller, as applicable, the following Closing documents:

(i) Employment Agreements. Employment Agreements for the Key Employees, substantially in the form attached as Exhibit B to this Agreement, executed by Purchaser or an affiliate thereof.

(ii) Unit Purchase and Release Agreements and Non-Competition and Non-Solicitation Agreements. Non-Competition and Non-Solicitation Agreements executed by each of the Selected Plan Participants, substantially in the form attached as Exhibit C-1 to this Agreement. Unit Purchase and Release Agreements executed by each of the Plan Participants, substantially in the form attached as Exhibit C-2 to this Agreement.

(iii) Other Transactional Agreements and Additional Documents. Such other documents as Seller and the Company may request in good faith for the purpose of facilitating the consummation or performance of any of the transactions contemplated by this Agreement and the other Transactional Agreements.

(b) Company and Seller Closing Documents. At or prior to the Closing, the Company and Seller, as applicable, have delivered to Purchaser the following Closing documents:

(i) Opinion of Counsel. An opinion of Mash & Bahrick, as counsel to the Company and Seller, dated as of the Closing Date, substantially in the form set forth as Exhibit D to this Agreement.

(ii) Consents. Copies of all third party consents set forth on Schedule 4.13, if any, other than those consents identified on Schedule 4.13 as not having been obtained by Seller (and Purchaser hereby waives the requirement that such consent be obtained by Seller on or prior to Closing, it being understood that Seller shall have no liability after the date of this Agreement for those consents identified on Schedule 4.13 as not having been obtained by Seller prior to Closing).

(iii) Other Certificates. Certificates of good standing for the Company for the jurisdiction of the Company’s organization.

(iv) Company Records. All books, records, accounts and materials relating to the Company (including copies of all books, records, accounts and materials relating to the Excluded Business), whether contained in electronic form or otherwise, to the extent in the possession of Seller.

(v) Employment Agreements. Employment Agreements, substantially in the form attached as Exhibit B to this Agreement, executed by each of the Key Employees.

(vi) Unit Purchase and Release Agreements and Non-Competition and Non-Solicitation Agreements. Non-Competition and Non-Solicitation Agreements executed by each of the Selected Plan Participants, substantially in the form attached as Exhibit C-1 to this Agreement. Unit Purchase and Release Agreements executed by each of the Plan Participants, substantially in the form attached as Exhibit C-2 to this Agreement.

(vii) Transfer Agreements. A copy of the fully executed Transfer Agreements, substantially in the forms attached as Exhibit E to this Agreement, and such other documents as may be required to evidence that the Excluded Business has been transferred by the Company and by the Company UK Subsidiary to Seller US Transferee and Seller UK Transferee, respectively, immediately prior to the Closing (the “Excluded Business Transfer”).

(viii) Transfer of Seller US Transferee and Seller UK Transferee. Instruments in forms satisfactory to Purchaser evidencing the transfer of (a) all of the outstanding membership interests of Seller US Transferee have been transferred from the Company to Seller and (b) all of the outstanding equity of Seller UK Transferee have been transferred from the Company to Seller.

(ix) Phantom Plan Termination. Documents evidencing the termination of the Phantom Stock Plan, including resolutions duly adopted by the sole manager of the Company or other duly-designated authority.

(x) Other Transactional Agreements and Additional Documents. Such other documents as Purchaser may request in good faith for the purpose of facilitating the consummation or performance of any of the transactions contemplated by this Agreement and the other Transactional Agreements.

(xi) FIRPTA Certificate. A certificate evidencing to the reasonable satisfaction of Purchaser that Purchaser is not required to withhold tax under Section 1445 of the Code with respect to the transactions contemplated by this Agreement and the other Transactional Agreements.

(xii) Manager Resignations. Resignations from the sole manager and each officer of the Company effective as of the Closing.

(xiii) Termination of Loan Agreement. Evidence satisfactory to Purchaser evidencing full satisfaction, discharge and termination of that certain Business Loan Agreement between the Company and WestAmerica Bank.

(xiv) Invention Assignment Agreements. An invention assignment agreement, in the form attached as Exhibit G to this Agreement, executed by Seller.

(xv) 401(k) Plan Termination. Documents evidencing the termination of the Company 401(k) Plan effective at least one (1) day prior to the Closing Date, including resolutions duly adopted by the sole member and sole manager of the Company or other duly-designated authority.

(xvi) Payment of Amounts to Taleo. Payment by the Company to Taleo Corporation, or its affiliates, of all amounts owed to Taleo Corporation, or its affiliates, up to and including the Closing Date pursuant to that certain Asset Purchase Agreement dated as of November 25, 2008 between the Company and Vurv Technology LLC except for amounts that are set forth as a Liability on the Estimated Closing Balance Sheet (for the avoidance of doubt, such payment obligation shall not apply to any royalty obligations that are contingent on future sales in connection with such Asset Purchase Agreement and are unearned as of the Closing Date which future royalty obligations are in an aggregate amount not to exceed $496,000).

(xvii) Assignment of Interests. An assignment agreement evidencing Seller’s transfer of 100% of the Interests to Purchaser in the form attached as Exhibit H to this Agreement.

(c) Closing Payment. At the Closing, the Preliminary Purchase Price Amount shall be paid by wire transfer in immediately available funds to the account listed on Schedule 2.2(c) of this Agreement (the “Seller Account”).

3.	INITIAL PURCHASE PRICE ADJUSTMENTS

3.1	Liability Holdback.

(a) Holdback Amount. The Total Consideration otherwise payable at Closing to Seller shall be reduced by an amount equal to the Holdback Amount.

(b) Payment of Initial Holdback Amount. On the first anniversary of the Closing Date (or the first Business Day thereafter if that day is not a Business Day) (such date, the “Initial Holdback Release Date”), Purchaser shall pay to Seller at the Seller Account, or such other account in the United States as may be designated by Seller to Purchaser in writing at least five (5) Business Days prior to the Initial Holdback Release Date, an amount, if any, equal to one-third of the initial Holdback Amount, less: (i) any portion of the Holdback Amount previously applied in payment of Seller’s indemnification obligations to Purchaser under this Agreement; and (ii) any and all amounts set forth in a Claim Notice relating to any unresolved claims for indemnification under this Agreement for which a Claim Notice has been properly delivered to the Seller pursuant to Section 8.2(c), provided, that any amounts withheld pursuant to the foregoing clause (ii) in excess of the amount of such claim as finally determined shall be paid to Seller promptly upon resolution of such claim.

(c) Payment of Final Holdback Amount. On the date five (5) days after the Indemnification Termination Date, Purchaser shall pay to Seller at the Seller Account, or such other account in the United States as may be designated by Seller to Purchaser in writing at least five (5) Business Days prior to the Indemnification Termination Date, the amount of the Holdback Amount existing as of the Indemnification Termination Date, less: (i) any portion of the Holdback Amount applied in payment of Seller’s indemnification obligations to Purchaser under this Agreement not previously withheld pursuant to Section 3.1(b); and (ii) any and all amounts set forth in a Claim Notice relating to any unresolved claims for indemnification under this Agreement for which a Claim Notice has been properly delivered to the Seller pursuant to Section 8.2(c), provided, that any amounts withheld pursuant to the foregoing clause (ii) in excess of the amount of such claim as finally determined shall be paid to Seller promptly upon resolution of such claim.

(d) Miscellaneous. Purchaser shall be entitled to deduct and withhold from the amounts otherwise payable to Seller under this Agreement such amount as Purchaser is required to deduct and withhold with respect to the making of such payments under the Code or any provision of state, local or foreign tax laws. To the extent such amounts are so withheld by Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller by Purchaser and, if applicable, any such amounts will be paid by Purchaser to the appropriate Governmental Authority.

3.2	Working Capital Balance Net of Liabilities Adjustment

(a) The Company has delivered to Purchaser the Company Balance Sheet with the Company’s estimated pro forma balance sheet as of the Closing Date (the “Estimated Closing Balance Sheet”). The Estimated Closing Balance Sheet shall take into account all adjustments or transactions anticipated to occur in connection with the Closing, including the payment of amounts to the Plan Participants pursuant to the Phantom Stock Plan. The Estimated Closing Balance Sheet shall include the Company’s Working Capital Balance Net of Liabilities (such amount, the “Initial Working Capital Balance”).

(b) The portion of the Total Consideration payable at the Closing shall be reduced on a dollar-for-dollar basis by the amount, if any, by which the Initial Working Capital Balance is less than $0 as of the Closing Date. The portion of the Total Consideration payable at the Closing shall be increased on a dollar-for-dollar basis by the amount, if any, by which the Company’s Initial Working Capital Balance is greater than $0.

(c) Within ninety (90) days of the Closing Date, Purchaser may object to the Estimated Closing Balance Sheet by delivering to Seller an updated balance sheet of the Company as of the Closing Date (the “Proposed Final Closing Balance Sheet”) prepared using the same principles as were used in preparing the Estimated Closing Balance Sheet. In connection with the delivery of the

Proposed Final Closing Balance Sheet, Purchaser shall also provide to Seller a worksheet which sets forth Purchaser’s calculations of the Proposed Final Closing Balance Sheet and shall grant to Seller access to all work papers, books and records used in the preparation of the Proposed Final Closing Balance Sheet. If such Proposed Final Closing Balance Sheet is not delivered within such ninety (90) day period, the Estimated Closing Balance Sheet shall be deemed to have been accepted by all of the parties to this Agreement and shall be deemed to be the Final Closing Balance Sheet.

(d) Seller shall have thirty (30) days following the date of delivery by Purchaser to Seller of the Proposed Final Closing Balance Sheet to provide Purchaser with a written certificate confirming that the Proposed Final Closing Balance Sheet as proposed by Purchaser is acceptable (the “Confirmation Certificate”) or notifying Purchaser in writing of any good faith reasonable objections to the calculations therein as proposed by Purchaser (a “Balance Sheet Dispute Notice”) setting forth a reasonably specific and detailed description of such objections.

(e) If Seller shall object to the Proposed Final Closing Balance Sheet as reflected in the Balance Sheet Dispute Notice, a representative of Purchaser, on the one hand, and Seller, on the other, shall attempt in good faith to resolve any such objection within twenty (20) days of the receipt by Purchaser of such notice or such longer period as Purchaser and Seller may mutually agree (such period, the “Balance Sheet Negotiation Period”).

(f) If Purchaser and Seller shall be unable to resolve any such dispute within the Balance Sheet Negotiation Period, either Purchaser or Seller shall be entitled to submit the dispute to the Impartial Accounting Firm. The Impartial Accounting Firm shall (i) consider only those matters as to which there is a dispute between the parties and base its determination solely on presentations of Seller and Purchaser (i.e., no independent investigation), (ii) be instructed to determine which party to the dispute, if any, shall be deemed to be the “prevailing party” and which shall be deemed to be the “non-prevailing party”, and (iii) be instructed to reach its conclusions regarding any such dispute within thirty (30) days after its appointment and provide a written explanation of its decision. The parties acknowledge that prior to the execution of this Agreement, Purchaser has had an opportunity to review and solicit counsel regarding the Estimated Closing Balance Sheet and Purchaser and Seller have discussed the Estimated Closing Balance Sheet, but the parties agree that such opportunity and such discussions shall not be considered by the Impartial Accounting Firm in reaching its conclusions regarding any dispute. All fees and expenses relating to the engagement of the Impartial Accounting Firm shall be paid by the party (Purchaser or Seller, as the case may be) determined by the Impartial Accounting Firm to be the “non-prevailing party” in connection with the dispute; provided, however, that if the Impartial Accounting Firm shall determine in its reasonable discretion that neither party shall be the “non-prevailing party”, then such fees and expenses shall be borne 50% by Purchaser and 50% by Seller. In the event Seller fails to promptly pay such fees and expenses, Purchaser may elect to pay to the Impartial Accounting Firm the reasonable fees and expenses for which Seller is determined by the Impartial Accounting Firm to be responsible hereunder (the “Seller Expenses”), in which case Purchaser shall be reimbursed for such payment by deduction of the amount of Seller Expenses from the value of the Holdback Amount as “Damages” for purposes of Article 8.

(g) If a Confirmation Certificate is delivered by Seller pursuant to Section 3.2(d) or if Seller does not deliver a Balance Sheet Dispute Notice in accordance with the procedures set forth in Section 3.2(d) above within the thirty (30) day period specified therein, the Proposed Final Closing Balance Sheet shall be deemed to have been accepted by all of the parties to this Agreement and shall be deemed the “Final Closing Balance Sheet”. In the event that Seller delivers a Balance Sheet Dispute Notice in accordance with the provisions above and Purchaser and Seller are able to resolve such dispute by mutual agreement, the Proposed Final Closing Balance Sheet, as modified by the mutual agreement of such parties, shall be deemed to have been accepted by all of the parties to this Agreement and shall be deemed the Final Closing Balance Sheet. In the event that Seller delivers a Balance Sheet Dispute Notice in accordance with the provisions set forth above and Purchaser and Seller are unable to resolve such dispute by mutual agreement, the determination of the Impartial Accounting Firm shall be final and binding on the parties, and the Proposed Final Closing Balance Sheet, as modified by the report of the Impartial Accounting Firm, shall be deemed to have been accepted by all of the parties to this Agreement and shall be deemed the Final Closing Balance Sheet.

(h) The Company’s Working Capital Balance Net of Liabilities, as listed in the Final Closing Balance Sheet, is referred to herein as the “Final Working Capital Balance.” The Total Consideration shall be increased on a dollar-for-dollar basis by the amount, if any, by which the Final Working Capital Balance exceeds the greater of (i) the Initial Working Capital Balance and (ii) $500,000. Eighty-five percent (85%) of the amount of such increase shall be paid by Purchaser to Seller within thirty (30) days of the determination of the Final Closing Balance Sheet and the remaining fifteen percent (15%) of such amount shall be allocated to the Holdback Amount. To the extent the Final Working Capital Balance is less than the Initial Working Capital Balance, then the Total Consideration shall be reduced on a dollar-for-dollar basis by the amount by which the Final Working Capital Balance is less than the Initial Working Capital Balance. Eighty-five percent (85%) of the amount of such decrease shall be paid by Seller to Purchaser within thirty (30) days of the determination of the Final Closing Balance Sheet (such amount, the “Downward Adjustment Payment”) and the remaining fifteen percent (15%) of such amount shall be released to Purchaser from the Holdback Amount. The aggregate amount of the Downward Adjustment Payment shall be deemed “Damages” for purposes of Article 8, and Purchaser, at its election, shall also be entitled to deduct such Downward Adjustment Payment from the Holdback Amount. Notwithstanding the foregoing, in the event Purchaser deducts such Downward Adjustment Payment from the Holdback Amount, Seller shall be obligated to increase the Holdback Amount by an amount equal to the Downward Adjustment Payment by paying Purchaser such amount within thirty (30) days of the date on which Purchaser provides written notice to Seller that Purchaser has deducted the amount of such Downward Adjustment Payment from the Holdback Amount.

(i) Each Closing Balance Sheet shall list the Company’s consolidated total current assets as of the Closing Date (excluding any outstanding note receivables), the Company’s consolidated total liabilities as of the Closing Date, the Company’s Working Capital Balance Net of Liabilities and the Company’s Transaction Expenses.

(j) In preparing the Closing Balance Sheets and in determining the Company’s Working Capital Balance Net of Liabilities for purposes of this Section 3.2, the parties agree that such calculations have been, and shall be, calculated in accordance with this Agreement and with the methodologies and procedures set forth on Schedule 3.2(j) hereof.

4.	REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

Seller represents and warrants, to and for the benefit of Purchaser, as of the date of this Agreement, except to the extent an exception to such representation, warranty or statement is disclosed in that certain schedule (the “Disclosure Schedule”) dated as of the date of this Agreement (which exception, in order to be effective, shall indicate the specific section and, if applicable, subsection of Article 4 to which it relates unless it is reasonably apparent on its face that such exception is responsive to another section, in which case such exception shall be deemed disclosed with respect to such other section) delivered to Purchaser on behalf of Seller. For purposes of this Article 4, except where the context otherwise requires, references to the Company in this Article 4 shall include any and all Subsidiaries of the Company.

4.1	Organization and Good Standing.

The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California. The Company has the corporate power and corporate authority to own, operate and lease its properties and to carry on the Company Business. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary; without limiting the foregoing, the Company is so qualified or licensed in each jurisdiction listed on Schedule 4.1. The Company is not in violation of its Articles of Organization or the LLC Agreement.

4.2	Subsidiaries.

Except as set forth on Schedule 4.2, the Company does not have any subsidiaries or any equity or ownership interest (or any interest convertible or exchangeable or exercisable for, any equity or ownership interest), whether direct or indirect, in any Person (an “Ownership Interest”). The Company is not obligated to make nor is it bound by any agreement or obligation to make any investment in or capital contribution in or on behalf of any Subsidiary of the Company or other entity in which it has an Ownership Interest.

4.3	Power, Authorization and Validity.

(a) Power and Authority. The Company has all requisite corporate power and corporate authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transactional Agreements to which it is a party and to consummate the Transactions. The Transactions and the execution, delivery and performance by the Company of this Agreement, each of the other Transactional Agreements and the Transactions, have been duly and validly approved and authorized by the Company’s sole manager and sole member prior to the Closing Date.

(b) No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Authority is necessary or required to be made or obtained by the Company to enable the Company to lawfully execute and deliver, enter into, and perform their obligations under this Agreement and each of the other Transactional Agreements or to consummate the Transactions.

(c) Enforceability. This Agreement has been duly executed and delivered by the Company. This Agreement and each of the other Transactional Agreements are valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

4.4	Capitalization.

(a) Authorized and Outstanding Interests of the Company. The membership interests of the Company consists solely of 1,000,000 units, all of which are outstanding (the “Interests”). The rights, preferences, privileges and restrictions of the Interests are set forth in the LLC Agreement. All outstanding Interests have been duly authorized, are not subject to any requirement which will require the Purchaser to make any capital contributions to the Company that have not been previously made, were not sold in violation of and are not subject to any right of rescission, right of first refusal or preemptive right, and were sold by the Company in full compliance with all requirements of the Articles of

Organization, the LLC Agreement, Applicable Law and all requirements set forth in applicable Contracts. The Interests are not certificated. There is no Liability for dividends declared and unpaid by the Company.

(b) No Other Rights. There are no stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts outstanding to purchase or otherwise acquire any shares of Interests or any securities or debt convertible into or exchangeable for Interests, or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. There are no voting agreements, registration rights, rights of first refusal, preemptive rights, co-sale rights or other restrictions applicable to any outstanding securities of the Company.

4.5	No Conflict.

Neither the authorization, execution and delivery of this Agreement or any of the other Transactional Agreements, nor the consummation of the Transactions, by the Company and Seller, shall (i) conflict with or result in a material Breach of the terms, conditions or provisions of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), (iii) result in the creation of any Encumbrance upon any Interests or assets or properties of the Company, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a material violation of, or (vi) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with: (a) any provision of the Articles of Organization or LLC Agreement, each as currently in effect, or (b) any Applicable Law.

4.6	Litigation.

There is no (and in the last five years, there has not been any) action, suit, arbitration, mediation, claim or Proceeding (except that as to any Proceeding that is an investigation this representation is made to the Company’s knowledge) pending against the Company (or to the Company’s knowledge against any officer, manager, employee or agent of the Company in their capacity as such or relating to their employment, services or relationship with the Company) before any Governmental Authority, arbitrator or mediator, nor has any such action, suit, arbitration, mediation, Proceeding, claim or investigation been threatened in writing or, to the knowledge of the Company, orally. There is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against the Company. Except as set forth on Schedule 4.6, to the Company’s knowledge, there is no basis for any person to assert a claim against the Company based upon the Company’s entering into this Agreement or any other Transactional Agreement or consummating the Transactions. The Company has no action, suit, arbitration, mediation, Proceeding, claim or investigation pending against any Governmental Authority or other Person. To the Company’s knowledge, there are no circumstances reasonably expected to give rise to any indemnity claim against the Company by any existing or prior officer or manager of the Company.

4.7	Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Company, and the Excluded Business, or by Seller to the extent that failure to do so would materially adversely affect the Company, have been timely filed and all such Tax Returns are true, correct and complete in all material respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are due and payable by or with respect to the Company or the Excluded Business, or by Seller to the extent failure to do so would materially adversely affect the Company, with respect to any period ending prior to the date of this

Agreement, whether or not shown due or reportable on such Tax Returns, other than Taxes for which appropriate accruals in accordance with GAAP have been provided in its Estimated Closing Balance Sheet. Seller and the Company have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder of the Company, or other third party with respect to the Company. There are no liens for Taxes on the properties of the Company other than liens for Taxes not yet due and payable.

(b) None of the Tax Returns referred to in Section 4.7(a) have been audited or are currently the subject of an audit by a Tax Authority, and, to the knowledge of Seller, no audit of any Tax Return is threatened. No claim has ever been made by any Governmental Authority in a jurisdiction where neither Seller nor the Company files Tax Returns that the Company or the Company Business is or may be subject to taxation by that jurisdiction. Seller has delivered or made available to Purchaser correct and complete copies of all Tax Returns of the Company and the portions of Seller’s Tax Returns relevant to the Company that have been filed since 2008, and all examination reports, and statements of deficiencies assessed or agreed to by Seller with respect to the Company or the Company Business since 2008. Neither Seller nor the Company has waived any statute of limitations in respect of any Tax or agreed to an extension of time with respect to any Tax assessment or deficiency.

(c) The Company was treated as a partnership for US federal income tax purposes at all times from the date of formation of the Company through December 31, 2010, and during such period, Seller did not take any action inconsistent with such treatment. Partnership income tax returns were filed for the Company in California for taxable years 2006 through 2010, Idaho for taxable years 2007 through 2010, New Jersey for taxable years 2008 through 2010, and Georgia and Illinois for 2009 through 2010, and during such periods, Seller did not take any action inconsistent with the treatment of the Company as a partnership for state income tax purposes. Beginning on January 1, 2011, the Company has been treated as a disregarded entity for US federal income tax purposes and for state income tax purposes in California, Idaho, New Jersey, Georgia and Illinois, and from and including such date, Seller has not taken any action inconsistent with such treatment.

(d) Seller is a “United States person” within the meaning of Section 7701(a)(30) of the Code.

(e) Neither Seller nor the Company has been a beneficiary of or participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1) that has not been adequately disclosed within the meaning of Treasury Regulations Section 1.6011-4 or any similar provision of state or local law.

(f) Seller and the Company have complied in all material respects with all unclaimed property, escheat and similar Applicable Laws applicable to the Company.

4.8	Company Financial Statements; No Undisclosed Liabilities

(a) Schedule 4.8(a) includes the Company Financial Statements. The Company Financial Statements: (a) are derived from and are in accordance with the books and records of the Company and were prepared in accordance with GAAP (except that the unaudited Financial Statements do not include all of the footnotes required by GAAP and except as noted in Schedule 4.8(a)); and (b) fairly present the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified.

(b) Except as disclosed on Schedule 4.8(b), the Company does not have any material Liability other than (i) those Liabilities set forth in the Estimated Closing Balance Sheet; (ii) those

Liabilities incurred in the ordinary course of business and not required to be set forth in the Estimated Closing Balance Sheet under GAAP; (iii) those Liabilities incurred in connection with the execution of any of the Transaction Documents and (iv) executory obligations under Contracts to which the Company is bound.

(c) Schedule 4.8(c) sets forth an accurate and complete aging of the Company’s accounts receivable as of the Closing Date in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts. Schedule 4.8(c) sets forth such amounts of accounts receivable as of March 17, 2012 of the Company which are subject to asserted claims by customers and, if available, the amounts of such claims. All accounts receivable reflected on Schedule 4.8(c) are bona fide accounts receivables.

(d) Schedule 4.8(d) lists all outstanding accounts payable and other payment obligations of the Company as of the date hereof and each creditor to which any such amounts are owed, including (i) all Transaction Expenses and (ii) other material costs or material amounts owed to a third party as of the date hereof.

(e) From and after the Closing, the Company will not be liable for any Liabilities (including any accounts payable) relating to the Excluded Business. The Company has made adequate provision in the Company Financial Statements for the payment of accrued vacation, overtime compensation and pension or benefit plan contributions which have accrued or have become payable in connection with the Excluded Business Transfer.

4.9	Title to Properties.

(a) The Company has good and marketable title to the tangible assets and properties which are reflected as owned by the Company on the Company Balance Sheet (other than those assets associated with the Excluded Business, which are being transferred pursuant to the Transfer Agreements), free and clear of all Encumbrances, other than Permitted Encumbrances. Such tangible assets are sufficient for the continued operation of the Company Business in the ordinary course of business, consistent with past practice. All material machinery, vehicles, equipment and other tangible personal property owned or leased by the Company or used in the Company Business are in good condition and repair, normal wear and tear excepted. All leases of real or personal property to which the Company is a party are fully effective and afford the Company a valid leasehold possession of the real or personal property that is the subject of the lease. Other than the real property leases, the Company does not own or have any other interest in any real property. Schedule 4.9(a) sets forth a complete and accurate list and a brief description of all tangible personal property currently owned by the Company with a net book value of $10,000 or greater.

(b) None of the assets (including Company IP Rights as defined in Section 4.14(a)) transferred under the Transfer Agreements are required or necessary for the continued operation of the Company Business in the ordinary course of business, consistent with past practice.

4.10	Absence of Certain Changes.

Except as set forth in Schedule 4.10, since January 1, 2012, the Company has operated the Company Business in the ordinary course of business consistent with its past practices, and since such date, there has not been with respect to the Company any:

(a) Material Adverse Change or any change, event, circumstance, condition or effect, including, without limitation, any termination in any relationship with any key customer or termination in any key business relationship, that would reasonably be expected to result in a Material Adverse Change;

(b) amendment or change in its Articles of Organization or LLC Agreement (or other comparable charter documents);

(c) incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties (other than Permitted Encumbrances), (ii) any Liability for borrowed money, or (iii) any Liability as a guarantor or surety with respect to the obligations of others;

(d) any grant of any option, warrant or other right to purchase or otherwise acquire any membership interest;

(e) payment or discharge of any Encumbrance on any of its assets or properties, or payment or discharge of any of its Liabilities, in each case that was not either (i) shown on the Company Balance Sheet as of the Balance Sheet Date or (ii) incurred in the ordinary course of business consistent with its past practices after the Balance Sheet Date in an amount less than $25,000 for any single Liability to a particular creditor, or in the aggregate with respect to all Liabilities of the Company less than $100,000;

(f) purchase, license, sale, grant, assignment or other disposition or transfer, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer, of any of its assets (including Company IP Rights (as defined in Section 4.14(a)) and other intangible assets), properties or goodwill other than (i) the sale or non-exclusive license of its products or services (including Company IP Rights (as defined in Section 4.14(a)) to its customers in the ordinary course of business consistent with its past practices and (ii) the transactions contemplated by the Transfer Agreements;

(g) damage, destruction or loss of any material property or material asset, whether or not covered by insurance;

(h) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its membership interests, or any split, combination or recapitalization of its membership interests or any direct or indirect redemption, purchase or other acquisition of any of its membership interest or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities;

(i) material change or increase in the compensation payable or to become payable to any of its officers, managers, employees or agents, or in any bonus, pension, severance, retention, insurance or other benefit payment or arrangement made to or with any of such officers, managers, employees or agents;

(j) material change with respect to its management, or key personnel, any termination of employment of a material number of employees, or any labor dispute or claim of unfair labor practices;

(k) material Liability incurred by it to any of its officers, managers or members, except for normal and customary compensation and expense allowances payable to officers in the ordinary course of business consistent with its past practices;

(l) making by it of any loan, advance or capital contribution to, or any investment in, any of its officers, managers or members or any firm or business enterprise in which any such person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment;

(m) entering into, amendment of, relinquishment, termination or nonrenewal by it of any Company Material Contract other than in the ordinary course of business consistent with its past practices or as required by Applicable Law, any material default by it under such Contract, or any written or, to the Company’s knowledge, oral indication or assertion by the other party thereto of any material problems with its services or performance under such Company Material Contract or such other party’s desire to materially amend, relinquish, terminate or not renew any such Company Material Contract;

(n) material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

(o) entering into by it of any Contract that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on its part that involves in excess of $25,000 individually or in the aggregate in excess of $75,000 or that is not entered into in the ordinary course of business consistent with its past practices;

(p) making or entering into any Contract with respect to any acquisition, sale or transfer of any material asset of the Company other than the transactions contemplated by this Agreement and the Transfer Agreements;

(q) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) or any revaluation of any of its assets;

(r) any deferral of the payment of any accounts payable other than in the ordinary course of business, consistent with past practices, or any material discount, accommodation or other concession made other than in the ordinary course of business, consistent with past practices, in order to accelerate or induce the collection of any receivable; or

(s) announcement of, any negotiation by or any entry into any Contract to do any of the things described in the preceding clauses (a) through (r) (other than negotiations and agreements with Purchaser and its representatives regarding the transactions contemplated by this Agreement).

4.11	Contracts, Agreements, Arrangements, Commitments and Undertakings.

Schedules 4.11(a)-(o) set forth a list of each of the following Contracts to which the Company is a party or to which the Company or any of its assets or properties is bound as of the date hereof, other than Contracts that have been terminated (without any further or surviving payment obligations, licenses, or other obligations), have expired (and contain no surviving licenses) or under which the Company has no outstanding obligations or surviving licenses, in each case as of the date hereof:

(a) any Contract providing for future payments (whether fixed, contingent or otherwise) by or to it annually in an aggregate amount of $75,000 or more;

(b) any dealer, distributor, sales representative or similar Contract under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for any of its products, services or technology;

(c) any Contract under which the Company has agreed to develop any material Software, content (including textual content and visual, photographic or graphics content), technology, Databases or Intellectual Property, independently or jointly, for a third party, under which Software, Databases, or other Company IP Rights are assigned or licensed to the Company (other than Standard Inbound Licenses), or under which Software, Databases, or other Company IP Rights are assigned or licensed by the Company to a third party, in any case, that is material to a Company Product or Service or the conduct of the Company Business;

(d) any continuing Contract for the purchase, sale or license to the Company of materials, supplies, equipment, services, Software, technology, Intellectual Property or other assets involving in the case of any such Contract more than $75,000 annually (other than Standard Inbound Licenses);

(e) any joint venture or partnership Contract;

(f) any Contract for or relating to the employment by it of any manager, officer, employee or consultant or any other type of Contract with any of its officers, employees or consultants that by its terms is not immediately terminable by it without cost or other Liability, including any contract requiring it to make a payment to any manager, officer, employee or consultant in connection with the Acquisition, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(g) any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement, or a leasing transaction of a type required to be capitalized in accordance with GAAP, in each case, in excess of $75,000;

(h) any Contract that restricts it from (1) engaging in any aspect of its business, (2) participating or competing in any line of business, market or geographic area, (3) freely setting prices for its products, services or technologies (including most favored customer pricing provisions) or (4) soliciting potential employees, consultants, contractors or other suppliers or customers;

(i) any Contract that grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any Person other than the Company;

(j) any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights therefor;

(k) any Contract with any labor union or any collective bargaining agreement or similar Contract with its employees;

(l) any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

(m) any Contract, excluding any Company Benefit Arrangement, in which its officers, managers, employees or stockholders, or any member of their immediate families or any affiliates of any such officers, managers, employees or stockholders, is a party;

(n) any Contract pursuant to which it has acquired a business or entity, or substantially all of the assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise; and

(o) each Contract which is being transferred pursuant to the Transfer Agreements and each other Contract which has been entered into in connection with the Excluded Business.

A true and complete copy of each agreement or document, including any amendments thereto, required by these subsections (a)-(o) of this Section 4.11 to be listed on Schedule 4.11 has been delivered or made available to Purchaser. Except as listed in Schedule 4.11(A), all Company Material Contracts are in written form. Schedule 4.11(B) sets forth the Company Material Contracts that require consent of a third party in connection with a change of control transaction. Except as set forth in Schedule 4.11(C), the Insperity Agreement has not been amended, modified or waived.

4.12	Restrictions on Business Activities.

Other than as disclosed in Schedule 4.11 or Schedule 4.12, there is no Contract (non-competition or otherwise) or outstanding judgment, injunction, order or decree to which the Company is a party, subject or otherwise binding upon the Company or any of the assets or properties of the Company, that has had or would reasonably be expected (including following the Closing after giving effect to the acquisition by Purchaser) (i) to have the effect of (x) prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company, or the conduct of business by the Company, or (y) otherwise limiting the freedom of the Company to engage in or to compete with any Person, (ii) as a result of the consummation of the transactions contemplated by this Agreement or the transactions contemplated by the Transfer Agreements, to cause or require the Company to grant to any third party any right to, or with respect to, any material Company-Owned IP Rights, or (iii) as a result of the consummation of the transactions contemplated by this Agreement or consummation of the transactions contemplated by the Transfer Agreements, to result in the Company being obligated to pay any royalties or other amounts to any third party. Without limiting the generality of the foregoing, other than as disclosed in Schedule 4.11 or Schedule 4.12, the Company has not (i) entered into any Contract, and the Company is not subject to any outstanding judgment, injunction, order or decree, under which the Company is restricted from selling, licensing, manufacturing or otherwise distributing any of its technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market or (ii) granted any Person exclusive rights to sell, license, manufacture or otherwise distribute any of the Company’s technology or products in any geographic area or with respect to any customers or potential customers or any class of customers during any period of time or in any segment of the market or granting “most favored party” pricing to any party.

4.13	No Default; No Restrictions.

Each of the Company Material Contracts is in full force and effect. Except as listed in Schedule 4.13, there exists no default or event of default or event, with respect to the Company or, to the knowledge of the Company, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would reasonably be expected to (i) become a default or event of default under any Company Material Contract or (ii) give any third party (1) the right to declare a default or exercise any remedy under any Company Material Contract, (2) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Company Material Contract, (3) the right to accelerate the maturity or performance of any obligation of the Company under any Company Material Contract or (4) the right to cancel, terminate or modify any Company Material Contract. Except as listed in Schedule 4.13, the Company has not received any written, or, to the Company’s knowledge, oral notice or other communication regarding any actual or possible violation or Breach of or default under, or intention to cancel or modify, any Company Material Contract. The Company has no Liability for renegotiation of government contracts or subcontracts.

4.14	Intellectual Property.

(a) The Company owns or has the valid right or license to, and after the Excluded Business Transfer will continue to own or have a valid right or license to, all Intellectual Property used or embodied in any Company Product or Service (as defined in Section 4.14(c)) or otherwise used in the conduct of the Company Business (such Intellectual Property being hereinafter collectively referred to as the “Company IP Rights”) (provided, however, in the case of Patents, the foregoing representation and warranty is made only to the knowledge of the Company). As used in this Agreement, “Company-Owned IP Rights” means those Company IP Rights that are owned or purported to be owned by the Company; and “Company-Licensed IP Rights” means Company IP Rights that are licensed to the Company by a third party. Immediately after the Closing Date, all Company-Owned IP Rights will remain fully transferable, alienable, and licensable by the Company without restriction and without the need for any consent or payment to any third party.

(b) Except as disclosed in Schedule 4.14(b), neither the execution, delivery and performance of this Agreement or the Transfer Agreements nor the consummation of the Transactions shall, in accordance with their terms: (i) constitute a Breach of or default under any material instrument, license or other Contract governing any material Company IP Right (collectively, the “Company IP Rights Agreements”); (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any material Company IP Right; or (iii) impair in any material respect the right of the Company to use, make, market, license, sell, copy, distribute, or dispose of any Company IP Right or portion thereof. Except as listed in Schedule 4.14(b), the Company is under no obligation to pay any party royalties, honoraria, fees or other payments to third parties (other than Governmental Authorities or other registration authorities) as a result of the ownership or use of any Company IP Rights, and none shall become payable pursuant to the terms of a Company Contract as a result of the consummation of the transactions contemplated by this Agreement.

(c) Neither the conduct of the Company Business nor the Company’s use, furnishing, licensing, or sharing of its Software, content, images, indices, Databases, subscriber lists or other services (each a “Company Product or Service”), (i) violates any license or other Contract between the Company and any other party or (ii) infringes or misappropriates any Intellectual Property right of any other party (provided, however, in the case of Patents, the representation and warranty in this subsection (ii) is made solely to the knowledge of the Company). Except as disclosed in the Disclosure Schedule, there is no pending, or to the knowledge of the Company threatened, claim or litigation contesting the validity, ownership or right of the Company to use or furnish any Company-Owned IP Right or Company Product or Service. The Company has not received any written notice from any third party notifying the Company of, or requesting that the Company enter into a license under, any third party Intellectual Property. None of the Company-Owned IP Rights or Company Products or Services is subject to any Proceeding or outstanding order or stipulation (i) restricting in any manner the use, furnishing or disposition by the Company of any Company-Owned IP Rights or any Company Product or Service or (ii) restricting the conduct of the Company Business in order to accommodate Intellectual Property rights of a third party.

(d) To the knowledge of the Company, no current or former employee, consultant, independent contractor, officer or manager of the Company has developed any technology, Software or other Copyrightable, Patentable or otherwise proprietary work product for the Company that is subject to any Contract with a third party under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any ownership rights (including Intellectual Property) in or to such technology, Software or other Copyrightable, Patentable or otherwise proprietary work. To the knowledge of the Company, the Company’s employment of its employees, consultants, and independent contractors has not given rise to any Liability of the Company to any other party, including due to the Company improperly soliciting or hiring such employees, consultants, or independent contractors.

(e) The Company has taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of the confidential Company-Owned IP Rights and Company Trade Secrets. No current or former employee, officer, manager, consultant or independent contractor of the Company has any ownership interest in or with respect to any Software or Documentation prepared at the Company’s request or any Company-Owned IP Rights, other than solely by virtue of any laws pertaining to non-waivable moral rights or inventor’s rights.

(f) Schedule 4.14(f) contains a true and complete list of (i) all registrations and applications for registrations made by or on behalf of the Company anywhere in the world of any Patents, Copyrights, mask works, Trademarks, service marks, Internet Domain Names or Internet or World Wide Web URLs or addresses with any Governmental Authority or quasi-governmental authority, including Internet Domain Name registries, including all Patent applications, Copyright applications, mask work applications and applications for registration of Trademarks and service marks, and where applicable the jurisdiction in which each of the items of the Company-Owned IP Rights has been applied for, filed, issued or registered (the “Company Registered IP”), and (ii) all inter parte Proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere else in the world) which challenge the validity or enforceability of any of the Company-Owned IP Rights. The Company is the record owner of all registered Patents, Trademarks, service marks, Internet Domain Names, Internet or World Wide Web URLs or addresses, Copyrights and mask work rights that are Company-Owned IP Rights.

(g) All Intellectual Property listed on Schedule 4.14(f) is currently in compliance with all legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications with respect to trademarks, and the payment of all filing, examination and annuity and maintenance fees) and, to the knowledge of Company is not is invalid or unenforceable and, except as listed on Schedule 4.14(f), not subject to any prosecution, renewal, maintenance or other fees of actions falling due within one hundred eighty (180) days after the date hereof. No Trademark which is part of the Company-Owned IP Rights is currently involved in any opposition, nullity or cancellation Proceeding and no such action has been threatened with respect to any such trademark or application therefore. All assignments to the Company of any Company-Registered IP Rights have been properly executed and recorded where applicable.

(h) The Company owns all right, title and interest in and to all material Company-Owned IP Rights used in the Company Business free and clear of all Encumbrances, other than (i) Permitted Encumbrances and (ii) licenses to end users of Company Products granted in the ordinary course or pursuant to standard terms and conditions.

(i) The Company has not transferred ownership of any Intellectual Property that is or was owned by the Company to any third party, or knowingly permitted the Company’s rights in such Company-Owned IP Rights to lapse or enter the public domain (other than through the expiration of registered or unregistered Intellectual Property at the end of its statutory term or that the Company has made a reasonable business judgment to let expire or abandon).

(j) Except for the Company’s employees and contractors, the Company has not disclosed or delivered to any party, or permitted the disclosure or delivery to any person or other party of,

any Company Source Code (as defined below). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or would reasonably be expected to, result in the disclosure or delivery by the Company or any other party authorized to act on its behalf to any party of any Company Source Code. No Person has any license or any other right to use any Company Source Code that constitutes any part of the Company Business, including any Company Source Code that is included or otherwise part of the Company Products and Services. As used in this Section 4.14(j), “Company Source Code” means, collectively, any human readable Software source code, or any material portion thereof that constitutes Company-Owned IP Rights or any other Company Product or Service.

(k) To the knowledge of the Company, there is no unauthorized use, disclosure, infringement or misappropriation of any Company-Owned IP Rights by any third party, including any employee or former employee of the Company.

(l) The Company has taken commercially reasonable steps to identify and remove viruses, worms, Trojan horses, and other material known contaminants from the Company Products and Services. To the knowledge of the Company, the Company Products and Services contain no viruses, worms, Trojan horses, or other material known contaminants.

(m) The Company has made available to Purchaser all material Company-owned Documentation in the Company’s possession or control relating to the testing of the Company Products or Services and plans and specifications for Company Products or Services currently under development by the Company. The Company has a policy and procedure for tracking material bugs, errors and defects of which it becomes aware in any Company Products or Services, and maintains a database covering the foregoing. Except as set forth in Schedule 4.14(m), for all Software used by the Company in providing Company Products or Services, or in developing or making available any of the Company Products or Services, the Company has implemented any and all material security patches or security upgrades that are generally available for that Software.

(n) Except as set forth in Schedule 4.14(n), no government funding, facilities of a university, college, other educational institution or research center, or funding from third parties (other than funds received in consideration for Interests or pursuant to instruments of indebtedness for borrowed money, or pursuant to non-recurring engineering contractual arrangements) was used in the development of the Company Products or Services, computer Software programs or applications owned by the Company. To the actual knowledge of the Company no current or former employee, consultant or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any Company-Owned IP Rights has performed services for the government, for a university, college or other educational institution or for a research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(o) Schedule 4.14(o) sets forth a correct and complete list of all material third-party Software that is incorporated into any of the Company Products or Services, is distributed by the Company, or is otherwise used in the conduct of the Company’s business (other than Software that is used pursuant to Standard Inbound Licenses). For purposes of clarity, if Company has licensed material software from a third party (for example, Oracle), and such software includes code not owned by such third party (for example code from NetApp), but such code is properly sublicensed to Company through such third party (i.e., such code is covered by the Oracle license), only the software licensed from such third party (in this example, from Oracle) needs to be set forth on such list. The Company is in possession of the object code and end user documentation for all such Software.

(p) Except as set forth in Schedule 4.14(p), none of the Company Products and Services incorporate or are otherwise subject to the license terms applicable to Public Software that would require Company to make available Company Source Code under the terms of such license. As used herein, “Public Software” means “open source” Software licensed in from a third party pursuant to terms of a standardized, publicly available “open source” license agreement including, without limitation, any Software that requires as a condition of use, modification, and/or distribution of such Software that such Software and other Software incorporated into, derived from or distributed with such Software be disclosed or distributed in source code form, licensed for the purpose of making derivative works, or redistributable at no charge and, by way of example, shall include, without limitation, Software licensed under the GNU’s General Public License (GPL) or Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, the Apache License and any license approved by the Open Source Initiative.

(q) Schedule 4.14(q) describes all Contracts with third parties that have licensed Databases that are in use for capturing data, content or information owned or used by, and material to the business of, the Company (“Company Databases”). The Company Databases are in good operating condition and are useable in the ordinary course of the Company’s business. Immediately following the Closing, the Company Databases (which do not include Databases created by end user subscribers) will have at least the same data, content or information and functionality as of the date hereof, subject to changes to the data, content or information in the Databases made in the normal course of business consistent with past practices, and the Company owns or has the valid right or license to all such Databases. Except as set forth in Schedule 4.14(q), no Person (other than the Company and the person from whom such data was obtained or to whom such data pertains) has any right, title or interest in or to any of the data, content or information contained in any of the Company Databases (which do not include Databases created by end user subscribers) or any indices to data, content or information contained in any of the Company Databases (which do not include Databases created by end user subscribers).

(r) Except as set forth in Schedule 4.14(r), neither the Company’s HumanConcepts Suite (“HCS”) product, OrgPlus Enterprise (“OPE”) product nor any portion of the HCS product or OPE product (i) is a derivative work of the Company’s OrgPlus OnDemand or OrgPlus Desktop products (collectively, the “Divested Products”) sold by the Company to Insperity pursuant to the Insperity Agreement, or (ii) contains, calls or otherwise uses any Intellectual Property used or embodied in the Divested Products.

(s) Other than the Transfer Agreements and the Insperity Agreement and, in each case, any agreements contemplated thereby, there are no other agreements, arrangements or understandings between or among Seller, Seller UK Transferee, Seller US Transferee and/or Insperity relating to the Company Business, the Excluded Business or Insperity’s business. Insperity has not been provided any object code or source code related to the Company Business other than the Opus 1.0 Preliminary Version, Opus 1.0 Planning General Release and Opus 1.0 Visualization General Release (each as defined in the Insperity Agreement) and the Company’s November 2011 release of these products (the “November Release”), and the November Release primarily contains error corrections and no significant new functionality (other than succession planning and performance enhancements) from the Opus 1.0 Planning General Release and the Opus 1.0 Visualization General Release.

4.15	Compliance with Laws.

(a) The Company has complied in all material respects, and is now in material compliance, with all Applicable Law.

(b) The Company has made all material disclosures to users or customers required by Applicable Law in connection with Company Products and Services, and none of such disclosures made or contained in any such materials have been inaccurate, misleading or deceptive in any material respect.

(c) The Company holds all Governmental Authorizations that are necessary and/or legally required to be held by it to conduct the Company Business without any violation of Applicable Law (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect. The Company has not received any written notice or, to the Company’s knowledge, other communication from any Governmental Authority alleging (i) any actual or possible violation by the Company or Seller of Applicable Law or any Governmental Permit or any failure by the Company or Seller to comply with any term or requirement of any Governmental Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit.

(d) Neither the Company nor to the Company’s knowledge any manager, officer, agent or employee of the Company has, for or on behalf of the Company, (i) used any funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other payment in violation of Applicable Law.

4.16	Certain Transactions and Agreements.

Except as listed in Schedule 4.16:

(a) no officer, manager, member, employee, director or affiliate of the Company, and none of Seller or affiliate of Seller, nor (i) any individual related by blood, marriage, civil union, domestic partnership or adoption to any officer, member of senior management, manager, member or director of the Company or Seller or any affiliate of Seller, nor (ii) to the knowledge of the Company, any individual related by blood, marriage, civil union, domestic partnership or adoption to any employee of the Company (in each of the foregoing cases, a “Related Party”), has now or at any time in the past has had a direct ownership interest of more than 2% of the equity ownership of any firm or corporation that competes with, or does business with, or has any contractual arrangement with, the Company;

(b) no Related Party has now or at any time in the past has had any interest, either directly or indirectly, in any Entity or Person that (i) is a supplier, customer, debtor or creditor of the Company or the Company Business or has any claim or right against Seller, the Company or the Company Business; (ii) has any direct or indirect interest in any asset or property, real or personal, tangible or intangible, that is used in or relates to the Company Business or the Company; or (iii) is involved in any business dealing of any nature that is necessary for the operation of the Company Business or on which the Company Business otherwise depends; and

(c) to the Company’s knowledge, no event has occurred, and no condition or circumstance exists, that would (with or without notice or lapse of time) reasonably be expected to result in a material claim or right in favor of any Related Party against the Company or the Company Business.

4.17	Employees, ERISA and Other Compliance.

(a) Schedule 4.17(a) sets forth an accurate and complete list of all (i) employees of the Company, including each employee’s name, title or position, present annual compensation (including bonuses, commissions and deferred compensation), accrued and unused paid vacation and other paid leave, (ii) individuals who are currently performing services for the Company who are classified as independent contractors, including the respective compensation of each consultant or independent contractor, and (iii) any employees or independent contractors of an affiliate of the Company that perform services for the Company.

(b) The Company is in compliance in all material respects with all Applicable Law and Contracts relating to employment, employment practices, immigration, wages, hours, equal employment opportunity, occupational health and safety, and terms and conditions of employment, including without limitation employee compensation matters, classification of employees as exempt employees and nonexempt employees, and classification of independent contractors except as would not cause a material Liability to the Purchaser, and the Company has no Liability (other than any Liabilities set forth in the Estimated Closing Balance Sheet) for failure to comply in the last six (6) years with any such Applicable Law. All employees of the Company are employed on an at will basis, which means that their employment can be terminated at any time, with or without cause or advance notice. Except as set forth on Schedule 4.17(b), the Company does not have any employment or consulting Contracts currently in effect that are not terminable at will by the Company without material cost or other Liability, except for amounts earned prior to the time of termination. To the Company’s knowledge, no current or former employee, consultant, independent contractor, officer or manager of the Company is in violation of any term or covenant of any employment contract, Patent disclosure agreement, invention assignment agreement, nondisclosure agreement, noncompetition agreement or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company. There are no Proceedings pending or, to the knowledge of the Company, threatened before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Authority against the Company pertaining to any applicant, employee, former employee, or other worker.

(c) Neither the Company nor any of its ERISA Affiliates has ever maintained, sponsored or been obligated to make contributions to any (i) pension plan which constitutes a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iii) a pension plan subject to Title IV of ERISA or Section 412 of the Code.

(d) The Company has provided or made available to Purchaser each employment, consulting, severance or other similar Contract, each “employee benefit plan” as defined in Section 3(3) of ERISA and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements that are clearly identified as such), workers’ benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, phantom stock, profit-sharing, bonuses, or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or managers that is entered into, maintained or contributed to by the Company or any ERISA Affiliate and covers any employee or former employee of the Company. Such Contracts, plans and arrangements as are described in this Section 4.17(d) are hereinafter collectively referred to as “Company Benefit Arrangements.”

(e) Each Company Benefit Arrangement has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all Applicable Law that is applicable to such Company Benefit Arrangement. No Company Benefit Arrangement shall be subject to any surrender fees or services fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.

(f) The Company has timely filed and delivered or made available to Purchaser and its legal counsel (i) a copy of the annual report (if required under ERISA) with respect to each such

Company Benefit Arrangement for the last three (3) years (including all schedules and attachments); (ii) a copy of the summary plan description, together with each summary of material modification required under ERISA with respect to such Company Benefit Arrangement; (iii) copies of all nondiscrimination and top-heavy testing reports for the last three (3) plan years with respect to each Company Benefit Arrangement that is subject to nondiscrimination and/or top-heavy testing; (iv) any investment management agreements, administrative services contracts or similar agreements that are in effect as of the date hereof relating to the ongoing administration and investment of any Company Benefit Arrangement; and (v) all material communications with participants, the Internal Revenue Service (“IRS”), the U.S. Department of Labor (“DOL”), or any other Governmental Authority, administrators, trustees, beneficiaries and alternate payees relating to any Company Benefit Arrangement.

(g) Each Company Benefit Arrangement intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified and has received and is entitled to rely upon a favorable determination or opinion letter from the IRS with respect to such Company Benefit Arrangement as to its qualified status under the Code, and to the knowledge of the Company, nothing has occurred that could reasonably be expected to adversely affect such determination or opinion or cause such Company Benefit Arrangement to lose its tax-exempt status. All amendments required to maintain each such Company Benefit Arrangement’s compliance with applicable Law, including the Economic Growth and Tax Relief Reconciliation Act of 2001, the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008, and subsequent legislation or administrative requirements which have subsequently become effective through the date hereof, have been timely adopted and implemented. No such Company Benefit Arrangement currently holds or within the past five years has held securities of the Company, or any ERISA Affiliate.

(h) No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company is threatened in writing against the Company with respect to any Company Benefit Arrangement (other than claims for benefits under such Company Benefit Arrangement which are routine and uncontested), including any audit or inquiry by the IRS or the DOL. Neither the Company, nor, to the knowledge of the Company, the fiduciaries or any of its employees has ever committed a “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code with respect to any employee benefit plan (as defined in Section 3(3) of ERISA) that the Company sponsors as employer or in which the Company participates as an employer which was not otherwise exempt pursuant to Section 408 of ERISA (including any individual exemption granted under Section 408(a) of ERISA) or that would be reasonably likely to result in an excise tax under the Code or the assessment of a civil penalty under Section 502(i) or ERISA.

(i) All contributions due from the Company with respect to any of the Company Benefit Arrangements have been made or have been accrued on the Company’s financial statements (including the Company Financial Statements) in accordance with GAAP, and no further contributions shall be due or shall have accrued thereunder as of the Closing Date (other than contributions accrued in the ordinary course of business, consistent with past practices, after the Balance Sheet Date as a result of the operations of the Company after the Balance Sheet Date). Benefits under each Company Benefit Arrangement that is an “employee welfare plan” (within the meaning of Section 3(1) of ERISA), with the exception of any flexible spending arrangements subject to Sections 125 of the Code, are provided exclusively through insurance contracts or policies issued by an insurance company, health maintenance organization, or similar organization unrelated to the Company, or any ERISA Affiliate, the premiums for which are paid directly by the Company or any ERISA Affiliate thereof, from its general assets or partly from its general assets and partly from contributions by its employees. No insurance policy or contract relating to any such Company Benefit Arrangement requires or permits a retroactive increase in premiums or payments due thereunder.

(j) The Company has no material Liability related to any employee leasing, temporary staffing, or similar arrangement and shall not have any material Liability to any employee or other worker or to any organization or any other entity as a result of the termination of any such arrangement except for benefits protected under Section 411(d) of the Code or other ordinary administrative payments typically incurred in a termination event.

(k) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company relating to, or change in employee participation or coverage under (including in each case as a result of the transactions contemplated by this Agreement), any Company Benefit Arrangement that would increase materially the expense of maintaining such Company Benefit Arrangement above the level of the expense incurred in respect thereof during the calendar year 2011 (other than increased insurance premiums), except any such amendments that are required under Applicable Law.

(l) The Company has never sponsored, maintained, administered, contributed to, had any obligation to contribute to, or incurred any other Liability under or with respect to any Company Benefit Arrangement which provides health, life or other coverage for former directors, former officers or former employees (or any spouse or former spouse or other dependent thereof), other than benefits required by Section 4980B of the Code, Part 6 of Title I of ERISA, or similar provisions of state law.

(m) The Company is not a party to any Contract with any officer or employee thereof (i) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company in the nature of the Acquisition or any of the other transactions contemplated by this Agreement or any other Transactional Agreement, (ii) guaranteeing any fixed term of employment or (iii) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment other than as required by the Consolidation Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) (or similar state laws). The Company has no obligation to pay any material amount or provide any material benefit to any former employee or officer, other than obligations for which the Company has established a reserve for such amount on the Company Balance Sheet.

(n) Each Company Benefit Arrangement can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, with no more than thirty (30) days advance notice without Liability to the Company, any ERISA Affiliate thereof or the Purchaser (except for any increased benefits provided by such action, benefits payable during the period prior to termination, benefits protected under Section 411(d) of the Code or Section 204(g) of ERISA and other than ordinary administration expenses typically incurred in a termination event). None of the Company Benefit Arrangements will be subject to any surrender fees, market value adjustment, deferred sales charges, commissions, or other fees or charges upon termination other than the normal and reasonable administrative fees associated with their amendment, transfer or termination.

(o) To the knowledge of the Company, no employee or consultant of the Company is in material violation of (i) any term of any employment or consulting Contract or (ii) any term of any other Contract or any restrictive covenant relating to the right of any such employee or consultant to be employed by the Company or to use Trade Secrets or proprietary information of others. To the knowledge of the Company, the employment of any employee or consultant by the Company does not subject it to any Liability to any third party other than Liabilities to the employee or consultant and Liabilities with respect to employer payroll tax and employee tax withholding.

(p) The Company has not established any compensation and benefit plan that is maintained or is required to be maintained or contributed to by the law or applicable custom or rule of the relevant jurisdiction, outside of the United States.

(q) Since January 1, 2010, there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act or comparable state laws in respect of the Company.

(r) Schedule 4.17(r) lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any of its subsidiaries is a party. Each such nonqualified deferred compensation plan to which the Company or its subsidiaries is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in any such Company Benefit Arrangement, employment agreement, or other contract, plan, program, agreement, or arrangement. The Company is not a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code.

(s) The Company is not required by law to offer any voluntary payment of accrued and unused vacation liabilities to any persons other than upon the termination or cessation of their employment with the Company (including any termination or cessation of their employment as contemplated by this Agreement).

(t) The Company has terminated the employment of all employees of the Company listed on Schedule 4.17(t) using appropriate procedures for the relevant jurisdiction of employment prior to the Closing Date.

4.18	Corporate Documents.

The Company has delivered or made available to Purchaser for examination copies of all documents listed in the Disclosure Schedule (including any Schedule thereto) or in any other exhibit or schedule called for by this Agreement, including the following: (a) copies of the Articles of Organization and LLC Agreement (or other comparable charter documents), each as currently in effect, of the Company; (b) the minute books containing all records of all proceedings, consents, actions and meetings of the managers and any committees thereof and members of the Company; and (c) all permits, orders and consents issued by, and filings by the Company with, any regulatory agency with respect to the Company, or any securities of the Company, and all applications for such permits, orders and consents.

4.19	Transaction Expenses.

Neither the Company nor any affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

4.20	Books and Records.

(a) The books, records and accounts of the Company (i) are in all material respects true, complete and correct, (ii) have been maintained in accordance with good business practices on a basis consistent with prior years for a private company of similar size and nature as the Company and (iii) accurately and fairly reflect the basis for the Company Financial Statements.

(b) The Company has devised and maintains a system of internal accounting controls appropriate for a private company of similar size and nature as the Company.

4.21	Insurance.

The Company maintains the policies of insurance and bonds set forth in Schedule 4.21. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and the Company is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds. The Company has delivered or made available to Purchaser correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company.

4.22	Environmental Matters.

The Company is in material compliance with all Environmental Laws, which compliance includes the possession by the Company of all Governmental Authorizations required by the Company under Environmental Laws and compliance in all material respects with the terms and conditions thereof. To the knowledge of the Company, there are no circumstances that may prevent or interfere with the compliance by the Company with any Environmental Law applicable to the Company as of the date hereof. The Company has not received any written notice or other written communication, whether from a Governmental Authority, citizens groups, employee or otherwise, that alleges that the Company is not in compliance with, or is liable for Damages under, any Environmental Law. All Governmental Permits held by the Company pursuant to any Environmental Law (if any) are identified in Schedule 4.22.

4.23	Customers and Suppliers.

The Company has no outstanding material dispute concerning products and/or services provided by any supplier the Company has paid or expects to pay (or accrued an obligation to pay) an annual amount of $25,000 or more or an aggregate amount of $75,000 or more (each a “Significant Supplier”) and the Company has no knowledge of any material dissatisfaction on the part of any Significant Supplier. Each supplier of the Company that has become a Significant Supplier since January 1, 2010, together with the amounts paid or payable by the Company to such Significant Supplier during the period since January 1, 2010 to the date hereof, is listed on Schedule 4.23. The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Company Business, and the Company has no knowledge of any reason why it will not continue to have such access to carry on its business in accordance with its present intentions on commercially reasonable terms.

4.24	Privacy.

The Company has at all times: (a) complied in all material respects with its privacy policies (which policies, and the periods such policies have been in effect, are set forth on Schedule 4.24) and all Applicable Law relating to privacy and data security and (b) established and maintained a comprehensive security plan which includes commercially reasonable administrative, technical and physical safeguards to ensure that personally identifiable information is protected against unauthorized loss, damage, and unauthorized access, use, modification, or disclosure. The Company has at all times made all disclosures to users or customers required by Applicable Law. No claims have been asserted or, to the knowledge of the Company, are threatened against the Company by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights. The execution, delivery and performance of this Agreement and the consummation of the Transactions comply with the Company’s privacy policies and comply, in all material respects, with all Applicable Law relating to privacy and data security. There has been no material unauthorized access, use, or disclosure of personally identifiable information maintained by or on behalf of by the Company.

4.25	Disclosure.

To the Company’s knowledge, neither this Agreement nor any of the other Transactional Agreements when considered as a whole (i) contains or will contain as of the Closing Date any untrue statement of a material fact or (ii) omits or will omit to state any material fact necessary to make any of the representations, warranties or other statements or information contained herein or therein (in light of the circumstances under which they were made) not misleading. With respect to any projections of its future operations provided to the Purchaser by the Company or Seller, the Company and Seller each represents only that such projections were prepared in good faith and that the Company and Seller each believes there is a reasonable basis for such projections.

5.	REPRESENTATIONS AND WARRANTIES CONCERNING SELLER

Seller represents and warrants, to and for the benefit of Purchaser, as of the date of this Agreement as follows:

5.1	Legal Capacity and Authority.

Seller has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement, and the agreements and certificates set forth in Section 2.2(b)(viii), (xii), (xiv) and (xvii) (the “Seller Ancillary Agreements”). Seller has full power and authority to convey good and marketable title to all of the Interests, and upon signing and delivery of this Agreement, Purchaser will receive good and marketable title to such Interests, free and clear of all Encumbrances.

5.2	No Consents.

No Consent, approval, permit, order or authorization from, or registration, declaration or filing with, any Governmental Authority or any other Person, governmental or otherwise, is necessary or required to be made or obtained by Seller to enable Seller to lawfully execute and deliver, enter into, and to perform its obligations under this Agreement or the Seller Ancillary Agreements.

5.3	Enforceability.

This Agreement has been duly executed and delivered by Seller. Assuming the due authorization, execution and delivery by the other parties hereto and thereto and the binding effect hereof and thereof on such other parties, this Agreement and the Seller Ancillary Agreements are, or when executed by Seller will be, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, subject only to the effect now or hereafter, if any, of (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

5.4	No Conflict.

Neither the execution and delivery of this Agreement nor any of the Seller Ancillary Agreements by Seller, nor the consummation by Seller of the transactions contemplated hereby or thereby, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under any Applicable Law applicable to Seller or any of the Interests (or rights to acquire shares of Interests) beneficially owned by Seller. Except as set forth on Schedule 5.4, neither Seller’s entering into this Agreement or the Seller Ancillary Agreements, nor the consummation of the Transactions, will give rise to, or trigger the application of, any rights of any third party that would come into effect upon the consummation of the Acquisition. Seller is not a party to or bound by any employment agreement, noncompetition agreement or confidentiality agreement with any Person other than the Company, except for noncompetition and confidentiality obligations as set forth on Schedule 5.4.

5.5	Ownership and Transfer of Interests.

Seller is the sole record and beneficial owner of the Interests. Such shares of Interests are not subject to any Encumbrances (including any claim by any Person relating to any Interests held thereby) or to any rights of first refusal of any kind except as described in Section 4.4, and Seller has not granted any rights to purchase such Interests to any other Person or entity. As of the date hereof, such Interests constitutes all of the Interests owned, beneficially or of record, by Seller, and Seller has no other options, warrants or other rights to acquire Interests. The assignments, endorsements and other instruments of transfer delivered by Seller to Purchaser at the Closing are sufficient to transfer each of Seller’s entire interest, legal and beneficial, in the Interests.

6.	REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants, to and for the benefit of Seller, as follows:

6.1	Organization, Good Standing and Qualification.

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties. Purchaser has the requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted.

6.2	Authorizations.

(a) All corporate action on the part of Purchaser and its officers, directors and stockholders necessary for (a) the authorization, execution and delivery of this Agreement and (b) the performance of the obligations of Purchaser hereunder, including without limitation the due authorization and valid issuance of shares, have been taken, and this Agreement constitutes a valid and legally binding obligation of Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b) No Consent of any Person and no Governmental Authorization is required in connection with the valid execution of this Agreement, or the consummation of the transactions contemplated hereby by Purchaser.

6.3	No Additional Representation or Warranties.

Purchaser acknowledges and agrees that neither Seller nor the Company has made any representation or warranty as to Seller, the Company or this Agreement, except as expressly set forth in Article 4 and 5 of this Agreement (as limited or qualified by the related portions of the Disclosure Schedule).

7.	POST-CLOSING COVENANTS

7.1	Purchaser Access to Records Following Closing.

Purchaser and Seller agree that following the Closing so long as any books, records and files retained by Seller or any affiliated entity relating to the Company Business remain in existence and available, Purchaser (at its expense) shall have the right upon forty-eight (48) hours prior notice to inspect and to make copies of the same to the extent such books, records and files relate to the Company Business (or the Excluded Business, if applicable, but only to the extent such books, records or files pertain to matters in respect of the Excluded Business on or prior to the Closing Date, including the Excluded Business Transfer) during normal business hours for any proper purpose. Seller shall use reasonable efforts not to destroy or allow the destruction of any such books, records and files without first offering in writing to deliver them to Purchaser.

7.2	Seller Access to Records Following Closing.

Purchaser and Seller agree that following the Closing so long as any books, records and files retained by Purchaser or Parent relating to the Excluded Business or the Company Business remain in existence and available, Seller (at its expense) shall have the right upon forty-eight (48) hours prior notice to inspect and to make copies of the same to the extent such books, records and files relate to (i) the Excluded Business, or (ii) the Company Business, but in the case of the Company Business books, records and files only for the limited purpose of permitting Seller to prepare and file any Tax Returns or engage in any Proceedings with respect to Tax matters in respect of any Pre-Closing Period, such right of access in each case being limited to normal business hours. Purchaser shall use reasonable efforts not to destroy or allow the destruction of any such books, records and files without first offering in writing to deliver them to Seller.

7.3	Press Release and Announcements.

After the Closing, Purchaser and the Company may issue any releases of information without the consent of any other party hereto. At no time may Seller publicly release or disclose (except to its attorneys, accountants and advisors who are under a duty to hold such information in confidence) any information related to the Total Consideration, Preliminary Purchase Price Amount, Holdback Amount or any factors relating to the calculation of the consideration provided under or in connection with this Agreement.

7.4	Confidentiality.

(a) Seller agrees not to disclose or use at any time (and shall cause each of its affiliates not to use or disclose at any time) any Confidential Information. Seller further agrees to take all commercially reasonable steps (and to cause each of its affiliates to take all commercially reasonable steps) to safeguard such Confidential Information and to protect it against disclosure and misuse. In the event Seller is required by law or regulation to disclose any Confidential Information, Seller shall notify Purchaser in writing as soon as practicable, which notification shall include the nature of the legal requirement and the extent of the required disclosure. Seller shall cooperate with Purchaser and the Company to preserve the confidentiality of such information consistent with Applicable Law, and only such information as is directly responsive to the legal requirement may be disclosed. Nothing herein shall be construed to limit Seller’s use of Confidential Information to the extent necessary for Seller to perform his or her obligations under this Agreement. Nothing in this Section 7.4(a) shall preclude Seller from using Residual Information.

(b) In addition, Seller represents and warrants, to and for the benefit of Purchaser, that at all times through the execution of this Agreement, Seller has not publicly disclosed at any time any information that would have constituted Confidential Information hereunder but for Seller’s public disclosure thereof, and Seller has taken all commercially reasonable steps to safeguard all Confidential Information and to protect it against disclosure and misuse.

7.5	Non-Compete and Non-Solicit.

Seller hereby acknowledges that Seller is familiar with the Company’s Trade Secrets, customer information and with other Confidential Information. Seller acknowledges and agrees that the Company would be irreparably damaged if Seller were to provide services to or otherwise participate in the business of any Person competing with the Company in violation of this Section 7.5 and that any such competition by Seller would result in a significant loss of goodwill by Purchaser and its affiliates. Seller further acknowledges and agrees that the covenants and agreements set forth in this Section 7.5 were a material inducement to Purchaser to enter into this Agreement and to perform its obligations hereunder, and that Purchaser would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the parties hereto if Seller Breached the provisions of this Section 7.5. Therefore, in further consideration of the amounts to be paid hereunder for the Interests and the goodwill of the Company sold by Seller:

(a) Seller agrees that from and after the Closing and until the fourth (4th) anniversary of the Closing (the “Restricted Period”), Seller shall not, anywhere in the Restricted Territories, directly or indirectly own, manage, control, participate in, consult with, render services for, or in any other manner engage in any business that is competitive with the Competitive Business (other than for or on behalf of the Company or Purchaser); provided that nothing herein shall prohibit Seller from being a passive owner of not more than 2% of the outstanding stock of any class of a corporation which is publicly traded so long as such Seller has no active participation in the business of such corporation. Seller acknowledges that the Company’s business has been conducted or is presently proposed to be conducted throughout the Restricted Territories and that the geographic restrictions set forth above are reasonable and necessary to protect the goodwill of the Company’s business being sold by Seller pursuant to this Agreement. “Competitive Business” shall mean the Company Business as at the Closing Date and the Company Products or Services as at the Closing Date; provided, that, notwithstanding the foregoing, (i) the Excluded Business shall not be deemed to be competitive with the Competitive Business and (ii) software applications that include imbedded Basic Organizational Charting Functionality (as defined below) shall not be deemed competitive with the Competitive Business solely to the extent that such imbedded organizational charting functionality (A) is not separable from the application and may only be accessed from within the broader application, (B) is not included in applications that are competitive with the Company Business, Company Products or Services, and (C) represents ten percent (10%) or less of the total value of the application based on third party pricing of comparable stand-alone products. For purposes of this Agreement, the term “Basic Organizational Charting Functionality” shall mean functionality that permits a user to create a basic branch structured organizational chart solely to display a hierarchical view of relationships among employees within an organization and that does not include any workforce modeling or planning, succession planning, transition management or significant analytics functionality.

(b) During the Restricted Period, Seller, either for himself or another Person, shall not directly, or indirectly through another Person, (i) solicit or attempt to induce any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates, or in any way interfere with the relationship between the Company or any of its affiliates and any employee thereof, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, however, that this section shall not prevent Seller from soliciting for employment or hiring any former employee that has not been an employee of the Company for a period greater than three (3) months, or (ii) induce or attempt to induce any customer, supplier, licensee or other business relation of the Company or any of its affiliates to cease doing or decrease their business with the Company or any of its affiliates, or in any similar way interfere with the relationship between any such customer, supplier, licensee or business relation and the Company or any of its affiliates. For the avoidance of doubt, clause (ii) of this Section 7.5(b) shall not restrict Seller or the Excluded Business from engaging with existing international distributors of the Company with respect to the Excluded Business, provided that Seller or the Excluded Business, as the case may be, does not in anyway interfere with the Company Business or the business relationship between the Company and such international distributors.

(c) If, at the time of the enforcement of the covenants contained in this Section 7.5 (the “Restrictive Covenants”), a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum duration, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall be allowed to revise the Restrictive Covenants to cover the maximum duration, scope and area permitted by law. In the event a Breach or threatened Breach of this Agreement, Purchaser and its subsidiaries or their successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof. Seller has consulted with legal counsel regarding the Restrictive Covenants and based on such consultation has determined and hereby acknowledges that the Restrictive Covenants are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of the Company’s business and the substantial Investment in the Company made by Purchaser hereunder. Seller further acknowledges and agrees that the Restrictive Covenants are being entered into by him in connection with the sale by him of the Interests and the goodwill of the Company’s business pursuant to this Agreement and that the consideration paid to Seller on the Closing Date constitutes sufficient consideration for the Restrictive Covenants.

7.6	Tax Matters and Post-Closing Cooperation.

(a) Seller shall be responsible for and shall pay any and all Taxes arising or resulting from or in connection with (i) the Company attributable to all Pre-Closing Periods, and (ii) Seller’s and the Company’s activities on or before the Closing Date, including all Taxes incurred by reason of the transactions contemplated by this Agreement, except as otherwise set forth in Section 7.6(c). Notwithstanding anything to the contrary herein, Seller shall be entitled to control the conduct of the defense of any claim relating to Taxes of Seller for any taxable period or portion of a taxable period, and any claim relating to Taxes of the Company for which Seller is liable pursuant to Section 8.2(a)(iv), and may settle or compromise any such claim in its sole discretion. Within the times and in the manner prescribed by Applicable Law, Seller shall properly and accurately prepare (or cause to be prepared) and file, at its own expense, all Tax Returns required to be filed by Seller after the Closing Date which could affect any Tax Liability of Purchaser or the Company. Seller shall provide Purchaser with the opportunity to review and comment on such Tax Returns to the extent such Tax Returns relate to non-income Taxes, and Seller shall not file (or caused to be filed) such non-income Tax Returns without the prior written consent of Purchaser, such consent not to be unreasonably withheld or delayed. Seller shall timely pay (or cause to be paid) all Taxes required to be shown on such Tax Returns or otherwise required to be paid by it. Seller shall remain responsible for all Taxes that are payable in connection with the Excluded Business. Purchaser shall not amend or re-file any Tax Returns of the Company relating to any Pre-Closing Period, except as required to avoid penalties.

(b) Seller and Purchaser shall cooperate as and to the extent reasonably requested by the other party in connection with the filing of Tax Returns and any Proceeding with respect to Taxes. Seller and Purchaser agree (i) to retain or cause to be retained all books and records with respect to Tax matters (including Tax Returns) pertaining to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the respective taxable periods, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any other party so requests, allow such other party to take possession of or copy such books and records. Each of Purchaser and Seller shall, upon the reasonable request of the other party, at such other party’s expense, use commercially reasonable efforts to obtain any certificate or other document from any Government Authority as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the acquisition, ownership or use of the Company and its assets through the Closing Date or incident to consummation of this transaction.

(c) All ad valorem or other similar Taxes (not including income Taxes) levied with respect to the Company for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between Purchaser on the one hand and Seller on the other hand, based on the number of days included in such period through and including the Closing Date and the number of days included in such period after the Closing Date, provided that any increase in any such Taxes due to the transfer of the Excluded Business shall be borne by Seller without recourse to Purchaser or the Company. For the avoidance of doubt, any deductions associated with the payments of amounts to the Plan Participants pursuant to the Phantom Stock Plan (excluding any amounts allocated to the Holdback Amount) shall be treated as arising in the taxable period ending on and including the Closing Date, and shall be for Seller’s benefit. Notwithstanding the foregoing, all Transfer Taxes incurred in connection with the Transactions (and the cost of preparing any Tax Returns related to Transfer Taxes) shall be borne by Seller. Except as otherwise required by Applicable Law, Seller shall prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and provide Purchaser with a copy thereof. If required by Applicable Law, Purchaser and the Company shall join in the execution of any such Tax Returns and other documentation; provided, however, that prior to Purchaser’s or the Company’s execution of any such Tax Return, such Tax Return shall be modified as Purchaser determines necessary in order to comply with Applicable Law.

(d) From and after the Closing Date, Seller will not take any action inconsistent with the treatment of the Company as a disregarded entity for all Tax purposes.

7.7	General Release and Waiver

(a) In order to assure Purchaser that there are no outstanding claims by Seller in connection with the Company Business, Seller knowingly and voluntarily waives, effective as of the date of this Agreement, any and all rights or benefits that Seller may now have, or in the future might have with respect to any and all claims, rights, damages, costs (including costs of suit and attorneys’ fees and expenses), demands, causes of action, liabilities and suits, of whatever nature, character, type or description (the “Released Claims”), existing or potential, known or suspected, that have been, could have been or in the future might be asserted by Seller against the Company, Purchaser or the Company Business, arising out of facts or circumstances occurring at any time on or prior to the date of this Agreement in any way relating to the Company or the Company Business. Accordingly, Seller agrees, effective as of the date of this Agreement, that the Released Claims not only include claims presently known to Seller, but also all unknown and unanticipated claims, rights, demands, actions, obligations, liabilities and causes of action arising out of facts or circumstances occurring at any time on or prior to the Closing in any way relating to the Company or the Company Business. Seller understands and acknowledges that it may subsequently discover facts different from what Seller now believes to be true, which facts, if known, could have materially affected this general release. Seller nonetheless waives, effective as of the date of this Agreement, any claims or rights based on different or additional facts. Notwithstanding the foregoing, the Released Claims do not include (i) any rights or claims which are not waivable as a matter of law; and (ii) any rights of Seller under this Agreement or the Transfer Agreements.

(b) California Civil Code. Except for claims that may arise from the transactions contemplated by this Agreement, Seller knowingly and voluntarily waives any and all rights or benefits that Seller may now have, or in the future might have, under the provisions of California Civil Code Section 1542, which provides as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

8.	INDEMNIFICATION.

8.1	Survival of Representations and Covenants; Liability Limits.

(a) The representations, warranties, covenants and obligations of each party set forth in this Agreement or any other Transactional Agreement shall survive the Closing Date to the extent provided in this Section 8.1(a). The representations and warranties set forth in Sections 4.1, 4.2, 4.3(a) and 4.4, 5.1 and 5.5 (the “Specified Representations”) and Items 1 through 4 of the Specified Indemnification Matters shall survive the Closing and continue indefinitely. The representations and warranties set forth in Section 4.14 and Item 5 of the Specified Indemnification Matters shall survive the Closing and continue for a period of three (3) years following the Closing Date. The representations and warranties set forth in Section 4.3(c) and 5.3 shall survive the Closing and continue for a period of four (4) years following the Closing Date. The representations and warranties set forth in Section 4.7 and any covenants or obligations under this Agreement or any of the other Transactional Agreements shall survive the Closing and continue until 90 days after all applicable statutes of limitations, including waivers and extensions, have expired with respect to each matter addressed therein (taking into account any extensions of such statute of limitations) including any statute of limitations governing fraud. All other representations and warranties of the parties in this Agreement or any other Transactional Agreement shall terminate on the Indemnification Termination Date.

(b) The indemnification obligations of Seller shall be subject to the following limitations:

(i) The indemnification obligations of Seller, including with respect to any reduction to the Total Consideration pursuant to Section 3.2(h) and Item 5 of the Specified Indemnification Matters shall be limited, in the aggregate, to 50% of the Total Consideration actually received by Seller, except the indemnification obligations of Seller with respect to claims in respect of (A) Breaches of the Specified Representations, (B) Item 2 of the Specified Indemnification Matters, and (C) intentional Breaches of the covenants set forth in Sections 7.4 and 7.5 shall be limited, in the aggregate, to 100% of the Total Consideration actually received by Seller (for the avoidance of doubt, all indemnifications claims paid under this Agreement that are subject to a limitation of 100% of the Total Consideration actually received by Seller or some lower amount shall be aggregated together when calculating the limitation of any indemnification claim that is subject to 100% of the Total Consideration actually received by the Seller).

(ii) The indemnification obligations of the Seller with respect to claims for indemnification that are (A) commenced following the 18-month anniversary of the Closing Date, and (B) consist of a claim in respect of any of (x) any claim for Breach of the representations and warranties set forth in Section 4.14, or (y) Item 5 of the Specified Indemnification Matters, shall be limited, in the aggregate, to 20% of the Total Consideration actually received by Seller.

(iii) Notwithstanding the foregoing limitations in Section 8.1(b)(i) and 8.1(b)(ii), the indemnification obligations of Seller shall not be limited in the case of (i) a Fraud Matter, (ii) Known Breach, (iii) any Tax Matters, (iv) the Specified Indemnification Matters, other than Item 2 and Item 5 thereof, and (v) any Transaction Expenses incurred by the Company through the Closing Date in excess of the amounts set forth on Schedule 4.8(d) and not otherwise reflected on the Final Closing Balance Sheet (“Excess Transaction Expenses”).

(c) For purposes of this Agreement, each statement set forth in the Disclosure Schedule shall be deemed to be a part of the representation or warranty to which such statement or item relates.

8.2	Indemnification by Seller.

(a) Except as specifically provided in this Section 8.2 and otherwise subject to this Article 8, Seller covenants and agrees to defend, indemnify and hold harmless the Company after the Closing and Purchaser and each of their respective officers, directors, employees, agents and Representatives (collectively, the “Indemnitees” and individually each an “Indemnitee”) from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages which are suffered or incurred by any of the Indemnitees (regardless of whether or not such Damages relate to any third party claim) directly or indirectly arising or resulting from the following:

(i) any Breach of any representation or warranty made by Seller in this Agreement or any other Transactional Agreement;

(ii) any Breach of any covenant or obligation by the Company or Seller under this Agreement or any other Transactional Agreement;

(iii) any Excess Transaction Expenses;

(iv) (A) any and all unpaid Taxes which are imposed on, or with respect to (x) the Company or Seller for any Pre-Closing Period, and (y) the Transactions, including the Transfer Taxes as set forth in Section 7.6(c); (B) any Breach of any representation or warranty made by Seller in this Agreement or any other Transactional Agreement with respect to Taxes; and (C) any Breach of any covenant or obligation by the Company or Seller under this Agreement or any other Transactional Agreement with respect to Taxes (collectively, “Tax Matters”); or

(v) any of the Specified Indemnification Matters.

(b) Purchaser agrees that, in the event of a claim for indemnification for Damages pursuant to Section 8.2(a)(i)-(v), as an application of payments, Purchaser shall seek to pay and satisfy such claim first from the Holdback Amount, and second, if the Holdback Amount is insufficient to satisfy such claim, to pay and satisfy such claim with amounts recovered from Seller (for the avoidance of doubt,

Purchaser may commence a claim against Seller under Section 8.2 and this application of payments provision shall be applicable to payment and satisfaction of such claim). For the avoidance of doubt, the right to satisfy claims from the Holdback Amount is not the exclusive remedy of Purchaser for amounts due pursuant to the terms of this Article 8 nor shall that amount be considered as liquidated damages for any Breach under this Agreement or any of the Transactional Agreements.

(c) Seller is not required to make any indemnification payment hereunder unless he has received, prior to expiration of the applicable survival period set forth in Section 8.1(a), a written notice (“Claim Notice”) specifying: (1) to the extent known by Indemnified Party, Indemnified Party’s good faith estimate of the reasonably foreseeable maximum amount of the alleged Damages; and (2) a brief description, in reasonable detail (to the extent known by Indemnified Party), of the facts, circumstances or events giving rise to the alleged Damages based on Indemnified Party’s good faith belief thereof, including the identity and address of any third party claimant (to the extent known by the Indemnified Party), copies of any formal demand or complaint, and a statement as to whether the Damages relate to Company (including the Section of this Agreement under which such Indemnified Party is seeking indemnification). Seller shall have a period of sixty (60) days from receipt of the Claim Notice, within which to respond to claims by an Indemnitee. If Seller does not respond within such sixty (60)-day period, Seller shall be deemed to have accepted such claim, in which event Purchaser may withhold the amount of such claim from the Holdback Amount, and, if the Holdback Amount has been exhausted and the claim may be satisfied directly against Seller, Seller shall promptly make payment to the Indemnitee. If Seller disagrees with any claim set forth in a Claim Notice, Seller and the Indemnified Party submitting such Claim Notice shall attempt to resolve such disagreement in good faith for a period of sixty (60) days or such longer period as they may mutually agree. If such disagreement cannot be resolved then it shall become an Arbitrable Dispute and shall be resolved in accordance with Section 9.9 hereof.

(d) No claims shall be made by any Indemnitee for indemnification pursuant to Section 8.2(a) unless and until the aggregate amount of Damages for which the Indemnitees seek to be indemnified pursuant to Section 8.2(a)(i) exceed One Hundred Thousand Dollars ($100,000) (the “Threshold Amount”), at which time the Indemnitees shall be entitled to seek indemnification for all such Damages (including all Damages included within the Threshold Amount starting from the first dollar); provided, however, that this Section 8.2(d) shall not apply to any claims resulting from: any reduction to the Total Consideration pursuant to Section 3.2(h), any Excess Transaction Expenses, any Known Breach, any Fraud Matter, any Tax Matters, or any of the Specified Indemnification Matters.

8.3	No Contribution.

Seller hereby waives and acknowledges and agrees that he shall not have and shall not exercise or assert, or attempt to exercise or assert, any right of contribution or right of indemnity or any other right or remedy against the Company, Purchaser or any Indemnitee in connection with any indemnification obligation to which Seller may become subject under any of the Transactional Agreements or otherwise in connection with any of the Transactions. It is the intention of the parties that after the Closing the remedy for Purchaser or any Indemnitee seeking indemnification from Seller hereunder be a remedy solely against Seller and not against the Company; accordingly, Seller agrees to the waivers contained in this Section 8.3. Seller further acknowledges that the waivers, acknowledgments and agreements of Seller contained in this Section 8.3 are an essential inducement to Purchaser in entering into this Agreement and agreeing to consummate the Transactions. Notwithstanding the foregoing, but subject to Item 1 of the Specified Indemnification Matters, Seller shall be entitled to exercise any rights it may have pursuant to the Transfer Agreements.

8.4	Third Party Beneficiaries.

The representations, warranties, covenants and obligations of the Company or Seller are made to Purchaser and for the benefit of each Indemnitee (as defined in Section 8.2(a)).

8.5	Third Party Claims.

(a) In the event of the commencement by any Person of any third-party claim or Proceeding (whether against Purchaser, the Company, Seller, any other Indemnitee or any other Person that Purchaser believes may result in a claim for indemnification pursuant to this Article 8, the party proposing to be indemnified (the “Indemnified Party”) shall promptly, but in any event within twenty (20) Business Days following the Indemnified Party’s actual knowledge thereof, notify the Person from whom it is seeking indemnification hereunder (the “Indemnifying Party”) of such claim and provide the Indemnifying Party the opportunity to participate in any defense of such claim as hereinafter provided; provided, however, that failure of the Indemnified Party to provide notice to the Indemnifying Party as provided herein shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is prejudiced thereby. If the Indemnifying Party does not elect to undertake and conduct the defense of the third-party claim pursuant to Section 8.5(c), the Indemnified Party will have the right to conduct the defense and settle such third-party claim; provided; however; that, without the consent of the Indemnifying Party, no settlement of any third-party claim will be determinative of the amount of Damages relating to such matter or whether any Indemnified Party is entitled to indemnification hereunder with respect to such third-party claim. If the Indemnifying Party consents to any settlement, it will have no power to or authority to object to the amount or validity of the claim subject to and as set forth in such settlement. If the Indemnifying Party does not elect to undertake and conduct the defense of the third-party claim, the Indemnified Party shall use all reasonable efforts to defend such claim.

(b) If the Indemnified Party so proceeds with the defense of any such claim or Proceeding:

(i) then, provided such claim would give rise to a right of recovery for Damages hereunder if adversely determined, any amounts incurred or accrued by the Indemnified Parties in defense or settlement of such third party claim, regardless of the outcome of such claim, shall be deemed Damages hereunder; provided, however, that such amounts shall be subject to the same limitations set forth in Section 8.1(b) as the limitations applicable to the underlying claim; and

(ii) the Indemnified Party shall keep the Indemnifying Party informed of all material developments and events relating to such claim or Proceeding.

(c) Any Indemnifying Party shall be entitled to participate in the defense of a third party claim giving rise to an Indemnified Party’s claim for indemnification at Indemnifying Party’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense if the Indemnifying Party agrees to accept its indemnification obligation with respect to such defense without qualification (other than any applicable limitations on such indemnification obligation otherwise set forth herein) and provided that:

(i) the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnifying Party) except that the Indemnifying Party shall pay all of the fees and expenses of such separate counsel if the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party; provided that the obligation of the Indemnifying Party to pay such fees and expenses under this Section 8.5(c)(i) shall be subject to the same limitations set forth in Section 8.1(b) as the limitations applicable to the underlying claim;

(ii) the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) if (1) the claim seeks an injunction or equitable relief against the Indemnified Party; (2) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party; (3) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim; (4) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; or (5) the Damages relating to the claim are reasonably expected to exceed the maximum amount that such Indemnified Party could then be entitled to recover under the applicable provisions of Article 8;

(iii) if the Indemnifying Party is not entitled to assume the defense of a claim as provided in Section 8.5(c)(ii), then the Indemnifying Party shall pay the fees and expenses of the Indemnified Party; provided that the obligation of the Indemnifying Party to pay such fees and expenses under this Section 8.5(c)(iii) shall be subject to the same limitations set forth in Section 8.1(b) as the limitations applicable to the underlying claim; and

(iv) if the Indemnifying Party shall assume the defense of any such claim, the Indemnifying Party shall not settle, adjust or compromise such claim or Proceeding without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.

(d) Each party hereto shall make available to the other parties hereto any documents and materials in the possession or control of such party that may be necessary to the defense of any third party claim or Proceeding under this Section 8.5.

8.6	Exclusive Remedy.

Subsequent to the Closing, the indemnification rights in this Article 8 shall be the sole and exclusive remedy and the sole basis for and means of recourse by the Indemnified Parties with respect to Damages of any kind or nature arising out of or in connection with any Breach of this Agreement or otherwise arising out of this Agreement, regardless of the theory or cause of action pled, except for the remedies of specific performance or injunction set forth in Section 9.11, provided, however, that this Section 8.6 shall not be deemed to limit any recovery against Seller if and to the extent fraud or a Known Breach is proven on the part of Seller by Purchaser or such rights, claims, causes of action or remedies may not be waived under Applicable Law.

8.7	Right to Indemnification.

The right to indemnification or any other remedy provided for herein based on representations, warranties, covenants and agreements in this Agreement (as modified by the Disclosure Schedule) shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) (other than the qualifications to the representations and warranties set forth in the Disclosure Schedules) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement. Unless agreed upon in writing by the parties, the waiver of any indemnification or any other remedy provided for herein in connection with any Breach of any representation, warranty, covenant or agreement will not affect the right to indemnification or any other remedy provided for herein based on any other representations, warranties, covenants and agreements.

8.8	Purchase Price Adjustment.

All payments pursuant to this Article 8 will be treated for Tax purposes as adjustments to the Total Consideration.

9.	MISCELLANEOUS PROVISIONS

9.1	Further Assurances.

Each party hereto shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to effect the transactions contemplated by this Agreement.

9.2	Fees and Expenses.

Subject to the provisions of this Agreement, each party shall bear its own Transaction Expenses. For the avoidance of doubt, Seller shall pay any Excess Transaction Expenses, and notwithstanding anything in Article 8 to the contrary, if Seller fails to pay any such Excess Transaction Expenses, Purchaser may, in its sole discretion, seek to satisfy any claim relating to such failure either from the Holdback Amount or against Seller, or in any combination thereof, and any such amounts shall not be calculated as part of any limitations on indemnification for Damages set forth in Article 8.

9.3	Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Articles and Sections of this Agreement and Exhibits and Schedules to this Agreement.

9.4	Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail

(return receipt requested; provided that in case of delivery by registered or certified mail, such notices shall be deemed given three (3) days after such notices are so mailed) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

if to Seller:

Martin Sacks
[address]

with a copy to:

Mash & Bahrick
152 North Third Street, Suite 530
San Jose, CA 95112
Attention: Thomas L. Bahrick
Telephone: (408) 264-6412
Fax: (408) 267-6446

if to Purchaser:

Hal Acquisition Sub Inc.
c/o Saba Software, Inc.
2400 Bridge Parkway
Redwood Shores, CA 94065 Attention: Peter Williams Telephone: (650) 581-2599

Fax: (650) 581-2647

With a copy to:

Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105-2482
Attention: Gavin B. Grover, Esq.
Telephone: (415) 268-7113
Fax: (415) 268-7522

9.5	Entire Agreement.

The Transactional Agreements and any other written agreement among the parties dated as of the date of this Agreement (including Schedules and Exhibits to any of the foregoing) set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

9.6	Headings.

The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

9.7	Counterparts.

This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

9.8	Governing Law.

This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California (without giving effect to principles of conflicts of laws).

9.9	Dispute Resolution Procedures.

(a) Except as expressly provided elsewhere in this Agreement, any dispute, controversy, or claim of whatever nature arising out of, in connection with, or in relation to the interpretation, performance or Breach of this Agreement, including any claim based on contract, tort or statute (each, an “Arbitrable Dispute”), including the determination of the scope or applicability of this provision, shall be resolved by final and binding arbitration in San Francisco, California administered by and in accordance with the then-existing Comprehensive Arbitration Rules and Procedures of JAMS/Endispute (“Arbitration Rules”) before a single arbitrator, unless the parties agree to submit such Arbitrable Dispute to a panel of three arbitrators. The parties hereby agree and acknowledge that, except as otherwise provided in this Section 9.9, or in the Arbitration Rules, the arbitration procedures and any Final Determination hereunder shall be governed by, and shall be enforced pursuant to the Federal Arbitration Act and applicable provisions of California law.

(b) In the event that any party asserts that there exists an Arbitrable Dispute, such party shall deliver a written notice to each other party involved therein specifying the nature of the asserted Arbitrable Dispute (the “Initial Dispute Notice”) which notice shall contain a request for a meeting to attempt to resolve the same via negotiations, in which each party shall be represented by one or more Representative possessing sufficient authority to resolve the matter. Such Representatives shall promptly meet to seek to resolve the matter in good faith. If no such resolution is reached within thirty (30) days after delivery of the Initial Dispute Notice (the “Negotiation Period”), the party delivering the Initial Dispute Notice (the “Disputing Person”) may, within thirty (30) days after the expiration of the Negotiation Period, commence arbitration hereunder by delivering to each other party involved therein a notice of arbitration (a “Notice of Arbitration”) and by filing a copy of such Notice of Arbitration with JAMS/Endispute in San Francisco. Such Notice of Arbitration shall specify the matters as to which arbitration is sought, the nature of any Arbitrable Dispute, the claims of the Disputing Person, the amount and nature of any damages, if any, sought to be recovered as a result of any alleged claim and any other matters required by the Arbitration Rules.

(c) Any arbitrator appointed under this Section 9.9 shall: (i) be chosen by mutual agreement of the parties; however, if the parties are unable to agree upon an arbitrator within a reasonable period of time, then a neutral and impartial arbitrator shall be appointed in accordance with the arbitrator nomination and selection procedure set forth in the Arbitration Rules; (ii) be neutral and impartial and without any relationships that would create a conflict or interfere with his/her acting as an arbitrator in the matter; (iii) not have been previously retained by any party or have been previously or be currently affiliated with any party’s legal counsel; and (iv) be certified or qualified by JAMS/Endispute.

(d) The Purchaser, on the one hand, and Seller, on the other hand, each shall pay 50% of the fees and expenses of the arbitrator(s) and the costs of arbitration.

(e) The arbitrator(s) shall conduct the arbitration so that a final result, determination, finding, judgment and/or award (the “Final Determination”) is made or rendered as soon as practicable, but in no event later than one hundred eighty (180) days after the appointment of the arbitrator(s) pursuant to Section 9.9(c) above nor later than ten (10) days following completion of the arbitration, unless later deadlines are required by the arbitrator(s) due to reasonable time constraints, taking into account the agreement of the parties hereby to proceed as expeditiously as possible. The arbitrator(s) shall issue a written explanation of the reasons for the Final Determination. The Final Determination shall be final and binding on all parties.

(f) The parties may enforce any Final Determination in the United States District Court for the Northern District of California or the San Francisco Superior Court. For the purpose of any action or Proceeding instituted with respect to any Final Determination, each party hereby irrevocably submits to the jurisdiction of such courts, irrevocably consents to the service of process by registered mail or personal service and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may have or hereafter have as to personal jurisdiction, the laying of the venue of any such action or Proceeding brought in any such court and any claim that any such action or Proceeding brought in such court has been brought in an inconvenient forum.

(g) Notwithstanding the foregoing, (i) the parties may file an application in any proper court of equity or otherwise in order to obtain specific performance, an injunction, interim equitable relief, other provisional remedy or any other interim measure the court deems necessary in respect of the subject matter of the Arbitrable Dispute, including measures to maintain the status quo until such time as the Arbitrable Dispute is resolved and (ii) the parties may commence legal action in lieu of any arbitration under this Section 9.9 in connection with any third party litigation or Proceeding.

(h) If any party hereto is subject to a claim, demand, action or legal Proceeding by a third party and is permitted by law or arbitral rules to join another party hereto to such Proceeding, this Section 9.9 shall not prevent such joinder.

(i) All Proceedings and all documents prepared in connection with any Arbitrable Dispute, including but not limited to the Final Determination and written explanation for the reasons therefor, shall be confidential and the subject matter thereof shall not be disclosed to any Person other than the parties to the Proceedings, their affiliates, their counsel, witnesses and experts, the arbitrator, and, if involved, the court and court staff; provided, however, that the parties to the Proceedings and their affiliates may disclose such Proceedings and documents if required by law. All documents filed with the arbitrator or with a court shall be filed under seal. The parties shall stipulate to all arbitration and court orders necessary to effectuate fully the provisions of this Section 9.9 concerning confidentiality

9.10	Successors and Assigns.

This Agreement shall be binding upon the parties and their respective successors and assigns. This Agreement shall inure to the benefit of the Company, Seller, Purchaser, the other Indemnitees, and the respective successors and assigns (if any) of the foregoing. The Purchaser may freely assign any or all of their respective rights under this Agreement (including indemnification rights under Article 8), in whole or in part, to any affiliate of Purchaser without obtaining the consent or approval of any other party hereto or of any other Person.

9.11	Remedies Cumulative; Specific Performance.

Except as otherwise provided herein, and not in limitation of any remedies available under applicable law, the rights and remedies of the parties hereto shall be cumulative (and not alternative). Each of the parties agrees that:

(a) in the event of any Breach or threatened Breach by a party of any covenant, obligation or other provision set forth in this Agreement, the other party or parties shall be entitled (in addition to any other remedy that may be available to it under the Agreement) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (ii) an injunction restraining such Breach or threatened Breach; and

(b) neither Purchaser or any Indemnitee, on the one hand, nor Seller, on the other, shall be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.

9.12	Parent

The parties hereby acknowledge and agree that Parent shall cause Purchaser to perform all of its obligations to the other parties under this Agreement (including the obligation of the Purchaser to make payments to Seller in respect of the Total Consideration and Holdback Amount in accordance with this Agreement) and the other Transactional Agreements. If Purchaser fails to pay any amounts owed hereunder to Seller in accordance with the terms of this Agreement, Parent shall upon written demand of Seller promptly pay such amounts to Seller.

9.13	Waiver.

(a) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise or waiver of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.14	Amendments.

This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Purchaser, the Company and Seller.

9.15	Severability.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

9.16	Parties in Interest.

Except for the provisions of Article 8 hereof applicable to the Indemnitees, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

* * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

“PARENT”:	SABA SOFTWARE, INC. a Delaware corporation

	By:	/s/ Peter E. Williams III
		Name:	Peter E. Williams III
		Title:	Executive Vice President, Corporate Development

“PURCHASER”:	HAL ACQUISITION SUB INC. a Delaware corporation

	By:	/s/ Peter E. Williams III
		Name:	Peter E. Williams III
		Title:	President

“COMPANY”:	HUMANCONCEPTS, LLC a California limited liability company

	By:	/s/ Martin Sacks
		Name:	Martin Sacks
		Title:	Chief Executive Officer

“SELLER”:	Martin Sacks an Individual

	By:	/s/ Martin Sacks

[SIGNATURE PAGE TO MEMBERSHIP INTERESTS PURCHASE AGREEMENT]

INDEX OF EXHIBITS AND SCHEDULES

Exhibit	Description

Exhibit A	Certain Definitions

Exhibit B	Employment Agreements

Exhibit C-1	Non-Competition and Non-Solicitation Agreements

Exhibit C-2	Unit Purchase and Release Agreements

Exhibit D	Opinion of Counsel

Exhibit E	Transfer Agreements

Exhibit F	Company Business

Exhibit G	Inventions Assignment Agreement

Exhibit H	Assignment of Membership Interest
Schedule	Description

Schedule 1.2	Principles, Assumptions and Understandings for Purchase Price Allocation Report

Schedule 2.2(c)	Seller Account

Schedule 3.2(j)	Working Capital Balance Net of Liabilities

Schedule 5.4	No Conflicts Schedule

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acquisition. “Acquisition” shall have the meaning specified in Recital B of the Agreement.

Agreement. “Agreement” shall have the meaning specified in the Preamble.

Applicable Law. “Applicable Law” means, collectively, all foreign, federal, state, local or municipal laws, statutes, ordinances, regulations, and rules, and all final and non-appealable orders issued by a court of competent jurisdiction, applicable to the assets, properties and business (and any regulations promulgated thereunder) of the applicable Person.

Arbitrable Dispute. “Arbitrable Dispute” shall have the meaning specified in Section 9.9(a) of the Agreement.

Arbitration Rules. “Arbitration Rules” shall have the meaning specified in Section 9.9(a) of the Agreement.

Articles of Organization. “Articles of Organization” shall mean the certificate of formation documents of the Company, together with all amendments, as filed with the Secretary of State of its state of California.

Balance Sheet Date. “Balance Sheet Date” means December 31, 2011.

Balance Sheet Dispute Notice. “Balance Sheet Dispute Notice” shall have the meaning specified in Section 3.2(d) of the Agreement.

Balance Sheet Negotiation Period. “Balance Sheet Negotiation Period” shall have the meaning specified in Section 3.2(e) of the Agreement.

Basic Organizational Charting Functionality. “Basic Organizational Charting Functionality” shall have the meaning specified in Section 7.5(a) of the Agreement

Breach. There shall be deemed to be a “Breach” of a representation, warranty, covenant, obligation or other provision if there is or has been any inaccuracy in or breach of, or any failure to comply with or perform, such representation, warranty, covenant, obligation or other provision; and the term “Breach” shall be deemed to refer to any such inaccuracy, breach or failure.

Business Day. “Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by law to be closed in the United States.

Claim Notice. “Claim Notice” shall have the meaning specified Section 8.2(c).

Closing. “Closing” shall have the meaning specified in Section 2.1 of the Agreement.

Closing Balance Sheets. “Closing Balance Sheets” shall mean the Estimated Closing Balance Sheet, the Proposed Final Closing Balance Sheet and the Final Closing Balance Sheet.

Closing Date. “Closing Date” shall have the meaning specified in Section 2.1 of the Agreement.

COBRA. “COBRA” shall have the meaning specified in Section 4.17(m) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Company. “Company” shall have the meaning set forth in the Preamble to the Agreement.

Company 401(k) Plan. “Company 401(k) Plan” shall mean Human Concepts LLC 401(k) Plan.

Company Balance Sheet. “Company Balance Sheet” means the Company’s unaudited balance sheet as of the Balance Sheet Date included in the Company Financial Statements.

Company Benefit Arrangements. “Company Benefit Arrangements” shall have the meaning specified in Section 4.17(d) of the Agreement.

Company Business. “Company Business” means the business of the Company as presently conducted or as proposed to be conducted pursuant to Exhibit F, excluding the Excluded Business.

Company Contract. “Company Contract” shall mean any Contract to which the Company is a party.

Company Databases. “Company Databases” shall have the meaning specified in Section 4.14(q) of the Agreement.

Company Financial Statements. “Company Financial Statements” means (i) the Company’s unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of December 31, 2011, December 31, 2010 and December 31, 2009, and for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009, respectively, and (ii) the Company’s unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of February 29, 2012 and for the period from January 1, 2012 through February 29, 2012.

Company IP Rights. “Company IP Rights” shall have the meaning specified in Section 4.14(a) of the Agreement.

Company IP Rights Agreements. “Company IP Rights Agreements” shall have the meaning specified in Section 4.14(b)(i) of the Agreement.

Company-Licensed IP Rights. “Company-Licensed IP Rights” shall have the meaning specified in Section 4.14(a) of the Agreement.

Company Owned-IP Rights. “Company Owned-IP Rights” shall have the meaning specified in Section 4.14(a) of the Agreement.

Company Material Contract. “Company Material Contract” means any Contract required to be listed on the Disclosure Schedule pursuant to Section 4.11 (except Section 4.11(o)) or Section 4.14 of the Agreement.

Company Product or Service. “Company Product or Service” shall have the meaning specified in Section 4.14(c) of the Agreement.

Company Registered IP. “Company Registered IP” shall have the meaning specified in Section 4.14(f) of the Agreement

Company Source Code. “Company Source Code” shall have the meaning specified in Section 4.14(j) of the Agreement.

Company UK Subsidiary. “Company UK Subsidiary” shall mean HumanConcepts UK, LTD, a company incorporated under the laws of the United Kingdom.

Competitive Business. “Competitive Business” shall have the meaning specified in Section 7.5(a) of the Agreement.

Confidential Information. “Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, services or research or development of the Company, including but not limited to such information that relates to the suppliers, distributors, customers, independent contractors or other business relationships of the Company. Confidential Information shall not include any information that (a) is or becomes generally known to and available for use by the public other than as a result of Seller’s wrongful acts or omissions, (b) becomes rightfully known from a source that does not owe a duty of confidentiality with respect to such information, (c) is independently developed without the use of any Confidential Information of the Company or (d) any information of the Excluded Business that is to be transferred pursuant to the Excluded Business Transfer.

Confirmation Certificate. “Confirmation Certificate” shall have the meaning specified in Section 3.2(d) of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contract. “Contract” shall mean, with respect to any Person, any legally enforceable agreement whether written or oral.

Copyrights. “Copyrights” shall mean all copyrights, including in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

Damages. “Damages” shall mean the amount of any loss, damage, injury, Liability, fee (including any reasonable legal fee, expert fee, accounting fee or advisory fee), demand, settlement, judgment, award, fine, penalty, Tax, charge or cost (including any reasonable cost of investigation).

Databases. “Databases” means all databases and organized or structured collections of data and all rights therein, including indices thereof.

Desktop Products. “Desktop Products” means the OrgPlus Desktop products, as defined in the Insperity Agreement

Disclosure Letter. “Disclosure Letter” shall mean a letter from Seller to the Purchaser dated as of the date of this Agreement.

Disclosure Schedule. “Disclosure Schedule” shall have the meaning specified in Article 4 of the Agreement.

Disputing Person. “Disputing Person” shall have the meaning specified in Section 9.9(b) of the Agreement.

Divested Products. “Divested Products” shall have the meaning set forth in Section 4.14(r) of the Agreement.

Documentation. “Documentation” means, collectively, programmers’ notes or logs, source code annotations, user guides, manuals, instructions, software architecture designs, layouts, and any other designs, plans, drawings, documentation, materials, supplier lists, software source code and object code, photographs, development tools, blueprints, media, memoranda and records that are primarily related to or otherwise necessary for the use and exploitation of any products or any products in development of the Company, whether in tangible or electronic form, whether owned by the Company or held by the Company under any licenses or sublicenses (or similar grants of rights).

DOL. “DOL” shall have the meaning specified in Section 4.17(f) of the Agreement.

Domain Names. “Domain Names” means all Internet or World Wide Web domain names, uniform resource locators, and all registrations therefor.

Downward Adjustment Payment. “Downward Adjustment Payment” shall have the meaning specified in Section 3.2(h) of the Agreement.

Employment Agreements. “Employment Agreements” shall mean the Employment Agreements attached as Exhibit B to the Agreement.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equitable interest, valid claim, preference, right of possession, right of first refusal, preemptive right, community property interest, or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), other than Permitted Encumbrances.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any corporation or joint stock company), firm or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any applicable federal, state, local or foreign Legal Requirement relating to pollution or protection of employee health (as it relates to exposures to Hazardous Materials) or the environment.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate. “ERISA Affiliate” shall mean any Person that is, was or would be treated as a single employer with the Company under Section 414 of the Code.

Estimated Closing Balance Sheet. “Estimated Closing Balance Sheet” shall have the meaning set forth in Section 3.2(a) of the Agreement.

Excluded Business. “Excluded Business” shall mean the business of the Company relating to the distribution and licensing of the Desktop Products solely (i) in accordance with the Reseller Agreement or (ii) to the organizations set forth on Schedule 7.6 of the Insperity Agreement for use by such organizations solely in connection with providing organizational design services to third parties (and not for their own internal use).

Excluded Business Transfer. “Excluded Business Transfer” shall have the meaning specified in Section 2.2(b)(vii) of the Agreement.

Final Allocation Report. “Final Allocation Report” shall have the meaning specified in Section 1.2 of the Agreement.

Final Closing Balance Sheet. “Final Closing Balance Sheet” shall have the meaning specified in Section 3.2(g) of the Agreement.

Final Determination. “Final Determination” shall have the meaning set forth in Section 9.9(e) of the Agreement.

Final Working Capital Balance. “Final Working Capital Balance” shall have the meaning specified in Section 3.2(h) of the Agreement.

Fraud Matter. “Fraud Matter” means any fraud committed by the Company or Seller, on or prior to Closing.

GAAP. “GAAP” shall mean Generally Accepted Accounting Principles in the United States, applied on a basis consistent with the basis on which the Financial Statements were prepared.

Government Contract. “Government Contract” shall mean any Contract, including any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter contract, purchase order, multiple award schedule contract, delivery order, task order, grant, cooperative agreement, bid, change order, arrangement or other commitment or funding vehicle of any kind, between (A) the Company and (B) (i) a Governmental Authority, (ii) any prime contractor to a Governmental Authority with respect to a Contract entered into with a Governmental Authority or (iii) any subcontractor with respect to any Contract described in clause (i) or (ii), including any closed contract or subcontract as to which the right of a Governmental Authority or a higher-tier contractor to review, audit or investigate has not expired.

Governmental Authorization. “Governmental Authorization” shall mean any:

(a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization that is issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement; or

(b) right under any Contract with any Governmental Authority.

Governmental Authority. “Governmental Authority” shall mean any:

(a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature;

(b) federal, state, local, municipal, foreign or other government;

(c) governmental or quasi governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal);

(d) multinational organization or body; or

(e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, Judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

Governmental Permits. “Governmental Permits” shall have the meaning set forth in Section 4.15(c) of the Agreement.

Hazardous Material. “Hazardous Material” shall mean any substance, chemical, waste or other material which is listed, defined or otherwise identified as hazardous, toxic or dangerous under any applicable law; as well as any petroleum, petroleum product or by-product, crude oil, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas useable for fuel, and “source,” “special nuclear,” and “by-product” material as defined in the Atomic Energy Act of 1954, 42 U.S.C. §§ 2011 et seq.

HCS. “HCS” shall have the meaning set forth in Section 4.14(r) of the Agreement.

Holdback Amount. “Holdback Amount” shall mean an amount initially equal to Three Million Five Hundred Twenty-Five Thousand Dollars (US$3,525,000), as may be adjusted pursuant to Section 3.2(h) and Article 8 of the Agreement.

Impartial Accounting Firm. “Impartial Accounting Firm” shall mean the accounting firm mutually agreed upon by both Seller and Purchaser.

Indemnification Termination Date. “Indemnification Termination Date” shall mean the date that is the eighteen (18) month anniversary of the Closing Date (or the first Business Day thereafter).

Indemnified Party. “Indemnified Party” shall have the meaning specified in Section 8.5(a) of the Agreement.

Indemnifying Party. “Indemnifying Party” shall have the meaning specified in Section 8.5 of the Agreement.

Indemnitees. “Indemnitees” shall have the meaning specified in Section 8.2(a) of the Agreement.

Initial Dispute Notice. “Initial Dispute Notice” shall have the meaning specified in Section 9.9(b) of the Agreement.

Initial Holdback Release Date. “Initial Holdback Release Date” shall have the meaning specified in Section 3.1(b) of the Agreement.

Initial Working Capital Balance. “Initial Working Capital Balance” shall have the meaning specified in Section 3.2(a) of the Agreement.

Insperity. “Insperity” shall mean Insperity Business Services LP, formerly known as Administaff Business Services LP.

Insperity Agreement. “Insperity Agreement” shall mean the Asset Purchase Agreement, dated as of December 21, 2010, by and among the Company and Insperity.

Intellectual Property. “Intellectual Property” shall mean any or all rights in and to intellectual property and intangible industrial property rights, including, without limitation, (a) Patents, Trade Secrets, Copyrights, Trademarks, Publicity Rights, and (b) any rights similar, corresponding or equivalent to any of the foregoing anywhere in the world.

Interests. “Interests” shall have the meaning specified in Section 4.4(a) of the Agreement.

Investment. “Investment” as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest of any other Person and (ii) any capital contribution by such Person to any other Person.

IRS. “IRS” shall have the meaning specified in Section 4.17(f) of the Agreement.

Key Employees. “Key Employees” shall mean the employees identified as “Key Employees” in the Disclosure Letter.

knowledge. “knowledge” with respect to the Company means the actual knowledge of Martin Sacks or any of the individuals identified as “Knowledge Parties” in the Disclosure Letter.

Known Breach. “Known Breach” means a Breach of any representation or warranty set forth in Section 4 or Section 5 of the Agreement, including any Specified Representations, made herein or in any other Transactional Agreement that would constitute fraud by the Seller, assuming reliance by the defrauded party upon, and/or action taken (or inaction) by the defrauded party in reliance upon, such representation or warranty.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

Liability. “Liability” shall mean any debt, obligation, duty or liability of any nature including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability, regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

LLC Agreement. “LLC Agreement” shall mean the limited liability company agreement of the Company, by and between Seller and the Company, dated as of June 1, 2001.

“Material Adverse Change” and “Material Adverse Effect” shall mean an aggregate and overall material adverse effect on, or change in, the business, operations, properties, assets, results of operation and financial condition of the Company, taken as a whole, except to the extent that any such change or effect directly results from: (i) changes in general economic conditions (provided that the foregoing exception only applies to the extent such change has not and will not affect the Company disproportionately as compared to other entities within the Company’s industry), (ii) changes generally affecting the industry in which the Company operates (provided that the foregoing exception only applies to the extent such change has not and will not affect the Company disproportionately as compared to other entities within the Company’s industry), (iii) any natural disasters, acts of terrorism, military action or war or (iv) compliance with the terms of, or the taking of or failure to take, as applicable, any actions required by or prohibited by this Agreement.

Negotiation Period. “Negotiation Period” shall have the meaning specified in Section 9.9(b) of the Agreement.

Non-Competition and Non-Solicitation Agreements. “Non-Competition and Non-Solicitation Agreements” shall mean the Non-Competition and Non-Solicitation Agreements attached as Exhibit C to the Agreement.

Notice of Arbitration. “Notice of Arbitration” shall have the meaning specified in Section 9.9(b) of the Agreement.

November Release. “November Release” shall have the meaning specified in Section 4.14(s) of the Agreement.

OPE. “OPE” shall have the meaning set forth in Section 4.14(r) of the Agreement.

Order. “Order” shall mean any:

(a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award that is issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or

(b) Contract with any Governmental Authority that is entered into in connection with any Proceeding.

Ownership Interest. “Ownership Interest” shall have the meaning specified in Section 4.2 of the Agreement.

Parent. “Parent” shall have the meaning set forth in the Preamble to the Agreement.

Patents. “Patents” shall mean all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.

Permitted Encumbrances. “Permitted Encumbrances” means (A) statutory liens for Taxes that are not yet due and payable; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (E) Encumbrances imposed on the underlying fee interest in leased real property (to the extent imposed by the owner of such real property); and (F) any immaterial impairment on the use of any asset or immaterial imperfection of title or similar liens, charges or encumbrances which individually or in the aggregate with other such liens, charges and encumbrances does not impair the value of the property subject to such lien, charge or encumbrance or the use of such property in the conduct of the Company Business.

Person. “Person” shall mean any individual, Entity or Governmental Authority.

Phantom Stock Plan. “Phantom Stock Plan” shall mean the Second Amended Key Employee Incentive Compensation Plan, as amended.

Plan Participants. “Plan Participants” shall mean the individuals that have been granted awards under the Phantom Stock Plan.

Pre-Closing Period. “Pre-Closing Period” shall mean shall mean any taxable period (or portion thereof) ending on or before the Closing Date.

Preliminary Purchase Price Amount. “Preliminary Purchase Price Amount” shall have the meaning specified in Section 1.1(c) of the Agreement.

Proceeding. “Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation, commenced, brought, conducted or heard by or before, or otherwise has involved, any Governmental Authority or any arbitrator or arbitration panel.

Proposed Final Closing Balance Sheet. “Proposed Final Closing Balance Sheet” shall have the meaning specified in Section 3.2(c) of the Agreement.

Publicity Rights. “Publicity Rights” means all publicity and privacy rights, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials.

Public Software. “Public Software” shall have the meaning specified in Section 4.14(p) of the Agreement.

Purchaser. “Purchaser” shall mean have the meaning set forth in the Preamble to the Agreement.

Related Party. “Related Party” shall have the meaning specified in Section 4.16(a) of the Agreement.

Representatives. “Representatives” of a specified party shall mean managers, officers, directors, employees, attorneys, accountants, advisors and representatives of such party, including without limitation, in the case of the Company, all subsidiaries of the Company and all such persons with respect to such subsidiaries.

Reseller Agreement. “Reseller Agreement” means the International Reseller Agreement entered into between the Company and Insperity, dated as of December 21, 2010, as amended.

Residual Information. “Residual Information” means Confidential Information that is incidentally retained in the unaided memory of Seller and any personal relationships developed by Seller in connection with the conduct of the Company’s business, including the contact information (name, phone, fax, email and other similar contact information) of such persons stored on Seller’s iPhone.

Restrictive Covenants. “Restrictive Covenants” shall have the meaning specified in Section 7.5(c) of the Agreement.

Restricted Period. “Restricted Period” shall have the meaning specified in Section 7.5(a) of the Agreement.

Restricted Territories. “Restricted Territories” means the all geographic regions in which the Company or any Subsidiary of the Company has sold, offered or marketed, or sells, offers or markets, any Company Product or Service at any time prior to the date hereof through the Restricted Period.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Selected Plan Participants. “Selected Plan Participants” shall mean the individuals that are identified that as “Selected Plan Participants” in the Disclosure Letter.

Seller. “Seller” shall have the meaning set forth in the Preamble to the Agreement.

Seller Account. “Seller Account” shall have the meaning specified in Section 2.2(c) of the Agreement.

Seller Ancillary Agreements. “Seller Ancillary Agreements” shall have the meaning specified in Section 5.1 of the Agreement.

Seller Expenses. “Seller Expenses” shall have the meaning specified in Section 3.2(f) of the Agreement.

Seller UK Transferee. “Seller UK Transferee” shall mean Altula LTD, a company incorporated under the laws of the United Kingdom.

Seller US Transferee. “Seller US Transferee” shall mean Altula, LLC, a California limited liability company.

Significant Suppliers. “Significant Suppliers” shall have the meaning specified in Section 4.23 of the Agreement.

Software. “Software” shall mean any computer program, operating system, applications system, firmware or software of any nature, whether operational, under development or inactive including all object code, source code, comment code, algorithms, menu structures or arrangements, icons, operational instructions, scripts, commands, syntax, screen designs, reports, designs, concepts, technical manuals, test scripts, user manuals and other documentation therefor, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature and all data bases necessary or appropriate to operate any such computer program, operating system, applications system, firmware or software.

Specified Indemnification Matters. “Specified Indemnification Matters” shall mean certain identified indemnification matters to the extent agreed upon in writing by the parties to this Agreement.

Specified Representations. “Specified Representations” shall have the meaning specified in Section 8.1(a) of the Agreement.

Standard Inbound Licenses. “Standard Inbound Licenses” shall mean licenses for non-customized Software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license, (B) is not incorporated into, or used in the development, manufacturing, hosting, or distribution of, any Company Product (other than word processing, spreadsheet, accounting or similar, general purpose office automation software), (C) is generally available to be licensed by any Person, and (D) was licensed by the Company for less than $5,000 per copy.

Subsidiary. “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is or was a general partner or of which at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporations or other organizations is or was directly or indirectly owned or controlled by or under common control with such party and/or by any one or more of the subsidiaries. All references in the Agreement to any party, including all representations and warranties, shall cover such party and any Subsidiary of such party except where the context clearly otherwise requires.

Tax. “Tax” shall mean any and all (a) taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto or the obligation to file any Tax Return) however denominated, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, severance taxes, franchise taxes, gross receipts taxes, net worth taxes, business license taxes, occupation taxes, real and personal taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, pension benefit guaranty corporation premiums and other governmental charges, windfall or other profits taxes, customs duties, capital stock taxes, value added taxes, inventory taxes, withholding taxes, unemployment taxes, disability taxes, gains or estimated taxes and other obligations of the same or of a similar nature to any of the foregoing, that are required to be paid, withheld or collected; (b) liability for the payment of Tax as the result of membership in any combined, unitary, consolidated or other affiliated group of which Seller or Company is or has been a member on or before the Closing; and (c) transferee or secondary liability in respect of any Tax.

Tax Authority. “Tax Authority” shall mean any Governmental Authority responsible for the imposition, determination, assessment or collection of any Tax.

Tax Liability. “Tax Liability” shall mean any Liability with respect to any Tax.

Tax Matters. “Tax Matters” shall have the meaning specified in Section 8.2(a)(iv) of the Agreement.

Tax Return. “Tax Return” shall mean any return, report, information statement, election, agreement, declaration and other document of any nature or kind (including any attached schedules, supplements and additional or supporting material) filed, or required to be filed, with respect to Taxes, including any claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto) and returns or reports with respect to backup withholding and other payments to third parties.

Threshold Amount. “Threshold Amount” shall have the meaning specified in Section 8.2(d) of the Agreement.

Total Consideration. “Total Consideration” shall have the meaning specified in Section 1.1(b) of the Agreement.

Trademarks. “Trademarks” shall mean any and all trademarks, service marks, logos, trade names, corporate names, Domain Names and general-use e-mail addresses, and all goodwill associated therewith throughout the world.

Trade Secrets. “Trade Secrets” shall mean all trade secrets under Applicable Law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provide the Company with advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture, data processing software and compilations of information) and all claims and rights related thereto.

Transaction Expenses. “Transaction Expenses” shall mean fees, costs and expenses that have been incurred or that are in the future incurred by or on behalf of the Company or Seller, as the case may be, in connection with the sale of the Interests, the consummation of the Transactions and the preparation, execution and delivery of the Agreement, the Transactional Agreements, the Non-Competition and Non-Solicitation Agreements and the Employment Agreements, including, without limitation, fees and expenses of attorneys, accountants, investment advisers, brokers or finders and any severance incurred as a result of the proposed Transactions.

Transactional Agreements. “Transactional Agreements” shall mean this Agreement, the Transfer Agreements and the Seller Ancillary Agreements.

Transactions. “Transactions” shall mean (a) the execution and delivery of the respective Transactional Agreements, and (b) all of the transactions contemplated by the respective Transactional Agreements, including, without limitation, the Acquisition, the Excluded Business Transfer, the termination of all employees of the Company that support the Excluded Business in connection with the Excluded Business Transfer, and the performance by the Company, Purchaser, Seller, and other parties to the Transactional Agreements of their respective obligations under the Transactional Agreement.

Transfer Agreements. “Transfer Agreements” shall mean the Transfer Agreements attached as Exhibit E to the Agreement.

Transfer Tax. “Transfer Taxes” shall mean any excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the transactions contemplated by this Agreement.

Treasury Regulations. “Treasury Regulations” shall mean the Federal Income Tax Regulations promulgated under the Code.

Working Capital Balance Net of Liabilities. “Working Capital Balance Net of Liabilities” shall have the meaning set forth on Schedule 3.2(j) of this Agreement.